NI 43-101 TECHNICAL REPORT ON THE
COLUMBIA PROJECT
Lewis and Clark County, Montana

PREPARED FOR

Dated October 16, 2009

Prepared by
William J. Crowl, R.G.
Donald E. Hulse, P.E.

Columbia Project	NI 43-101 Technical Report

TABLE OF CONTENTS

i

Columbia Project	NI 43-101 Technical Report

11.		DRILLING	37

	11.1	Reverse Circulation Drilling and Logging	37
	11.2	Core Drilling and Logging	37

12.		SAMPLING METHOD AND APPROACH	38

	12.1	Summary	38
	12.2	Reverse Circulation Sampling	38
	12.3	Core Sampling	38

13.		SAMPLE PREPARATION, ANALYSES, AND SECURITY	39

	13.1	Summary	39
	13.2	Sample Security	39
	13.3	Drill Sample Preparation and Analysis	40
	13.3.1	Western Energy and Addwest Sample Procedures	40
	13.3.2	Phelps Dodge Sample Procedures	42
	13.4	Analytical Quality Control	43

14.		DATA VERIFICATION	44

	14.1	Verification of the Quality Control Program	44

15.		ADJACENT PROPERTIES	47

	15.1	Adjacent Properties	47

16.		MINERAL PROCESSING AND METALLURGICAL TESTING	48

	16.1	Historical Gravity Test Work	48
	16.2	Historical Flotation Test Work	48
	16.3	Mineral Processing	48

17.		MINERAL RESOURCE ESTIMATES	49

	17.1	Introduction	49
	17.2	Database for Resource Estimation	49
	17.2.1	Assay Database	50
	17.3	Modeling	51
	17.3.1	Lithology Modeling	51
	17.3.2	Mineral Domains / Grade Shells	51
	17.3.3	Compositing	52
	17.3.4	Statistical Analysis	52
	17.3.5	Variography	53
	17.3.6	Silver	55
	17.4	Block Model	55
	17.4.1	Block Model Parameters	55
	17.4.2	Topography	56
	17.4.3	Acid Rock Drainage Classification	56
	17.4.4	Metallurgical Recovery Model	56
	17.4.5	Structures	56
	17.4.6	Grade Model	56
	17.4.6.1	Estimation Plan	57
	17.4.7	Bulk Density	57
	17.5	Model Checks	58
	17.5.1	Visual Inspection of Models	58
	17.6	Resource Classification and Search	60
	17.7	Mineral Resource Statement	60
	17.8	Cut off grade Analysis	61

18.		OTHER RELEVANT DATA AND INFORMATION	62

Columbia Project	NI 43-101 Technical Report

	18.1	Summary of Phelps Dodge Mining Company 1991 Feasibility Study	62

19.		INTERPRETATION AND CONCLUSIONS	63

20.		RECOMMENDATIONS	64

21.		REFERENCES/BIBLIOGRAPHY	65

22.		DATE AND SIGNATURE PAGES	67

23.		ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES	71

CONSENTS OF AUTHORS			72

APPENDICES			75

LIST OF FIGURES

Columbia Project	NI 43-101 Technical Report

LIST OF TABLES

LIST OF APPENDICES

A – Drill Hole List
B – Composite Statistics by Zone
C – Variography for Principal Zones
D – Block Model Cross Sections

Columbia Project	NI 43-101 Technical Report

1.           SUMMARY

1.1         Project History

Gustavson Associates, LLC (Gustavson) was commissioned by Atna Resources LTD. to prepare a Canadian National Instrument 43-101 compliant Independent Technical Report and estimate of mineral resources for the Columbia Project in Lewis and Clark County, Montana, USA. Figure 1-1 is an oblique air photo of the Columbia Project area.

The Columbia site has been the focus of several exploration efforts in recent years.  AMAX drilled a single deep core hole near the historic Last Chance adit in the 1970’s looking for a Climax-type molybdenum deposit with negative results.  In 1983-84, the Anaconda Company examined the property as part of a district-wide mapping and sampling program in the Stemple Pass and Swede Gulch areas. In 1985, the Amazon Mining Company purchased Anaconda’s interest in some of the patented mining claims and initiated a limited trenching and core drilling program on the Columbia and Last Chance veins.  Western Energy Company (“WECo”) optioned Amazon’s interest in the property in 1987 and initiated a program consisting of exploration drilling, mapping, and sampling. WECo also consolidated the land position by acquiring exploration leases for most of the remaining patented mining claims. WECo’s program was successful in discovering a significant gold resource at Columbia, which led to scoping studies, metallurgical test work, and feasibility studies. In 1989, Addwest Gold, Inc. entered into a purchase option with WECo for the Columbia property.  Addwest initiated additional reverse circulation drilling and trenching on the property, expanding the resource.

In 1989, Phelps Dodge Mining Company entered a purchase option with Addwest for 50 percent of the project and became the operator of the Seven Up Pete Joint Venture (“SPJV”). Canyon Resources purchased Addwest’s interest in 1990 and became a non-operating partner in the SPJV. Based upon encouraging results from continuing reverse circulation drilling and engineering studies, the SPJV exercised the option to purchase the property from WECo.  Later in 1990, Canyon’s interest in the property was diminished to 27.6 percent due to disproportionate funding of the SPJV by Phelps Dodge which retained 72.4 percent. CR Montana Corporation, a wholly owned subsidiary of Canyon Resources Corporation and now Atna (Canyon Resources merged with Atna Resources in 2008), purchased Phelps Dodge’s interest in 1997. In 2009 the entire property was brought under Atna’s ownership, at which time the SPJV was dissolved.

1.2        Mineral Resources

In 1991, Phelps Dodge Mining Company and Independent Mining Consultants, Inc. (“IMC”) conducted further geostatistical analyses of the Columbia property forming the basis for a Preliminary Level Feasibility Study. Based upon this internal study, Phelps Dodge indentified a non-NI 43-101 compliant resource estimate, using a nearest neighbor computer generated model, of 13.9 million tons with an average grade of 0.061 ounce per ton gold (“opt Au”) at a cut off of 0.020 opt Au.

Columbia Project	NI 43-101 Technical Report

 A total of 312 historical reverse circulation holes plus 24 core holes are included in this new 43-101 compliant study of the Columbia Project’s mineral resources.  The drilling footage totals 139,065 feet and 7,809 feet, respectively.  The central portion of the deposit encompasses most of the Columbia Flat area and has been drilled on a 50-by-100 foot pattern along the strike of mineralization. Drilling on the northern and southern portions of the deposit has been completed on approximately a 200-by-200 foot pattern along the strike of mineralization and 200-by-400 foot pattern in areas peripheral to the core zone of mineralization. Gustavson has estimated a resource of over 970,000 ounces in the measured and indicated categories at a 0.010 opt Au cutoff grade.  Additionally, over 600,000 ounces are estimated within the inferred category. Table 1.1 summarizes Gustavson’s Columbia Project Resource at several cutoff grades:

Table 1-1  Estimated Mineral Resource

Cutoff Grade
Classification	(Au opt)	tons	Au grade (opt)	oz AU	Au grade (opt)	oz AG
Measured	0.01	10,438,629	0.0313	326,720	0.116	1,213,350
Indicated		22,400,641	0.0288	644,555	0.093	2,074,115
M+I		32,839,270	0.0296	971,275	0.100	3,287,465
Inferred		22,971,429	0.0273	627,887	0.083	1,898,632
Measured	0.02	5,370,167	0.0474	254,446	0.155	831,099
Indicated		11,294,459	0.0431	487,227	0.116	1,304,384
M+I		16,664,626	0.0445	741,673	0.128	2,135,483
Inferred		10,705,234	0.0424	453,571	0.097	1,035,787
Measured	0.05	1,442,964	0.0934	134,748	0.249	359,544
Indicated		2,488,828	0.0888	220,938	0.175	435,878
M+I		3,931,793	0.0905	355,730	0.202	795,422
Inferred		2,235,930	0.0856	191,443	0.117	261,737

Note:  Estimation method for the summary in Table 1-1 is inverse distance to the 2.5 power. Numbers in the table may not precisely total due to rounding errors

1.3         Geology

The Columbia deposit is hosted within a series of middle Tertiary volcanic and hypabyssal rocks variously known as the Lincoln Volcanic Field or the Crater Mountain Volcanics.  The volcanic rocks consist mainly of felsic to intermediate flows, flow breccias, welded ash flows, and ash-flow tuffs that reach a maximum thickness of approximately 1,500 feet.  The volcanic rocks unconformably overlie a thick sequence of middle Proterozoic marine sedimentary rocks known as the Belt Supergroup.  The sedimentary and volcanic rocks have been intruded by pre- and post-volcanic intrusives of gabbroic to granodioritic composition.  A veneer of Quaternary glacial deposits has covered much of the sequence on the lower hills and valleys.

Columbia Project	NI 43-101 Technical Report

The regional geologic structure in the Columbia area is complex and poorly understood.  At least four episodes of deformation are evident in the area: 1) gentle regional Precambrian tilting; 2) Laramide folding and faulting; 3) late Cretaceous folding and faulting associated with intrusion of granitic stocks related to the Boulder Batholith; and 4) faulting related to Eocene/Oligocene volcanism.  The dominant features are a series of west and northwest-striking faults and broad, open folds related to the Lewis and Clark line, a major structural lineament that traverses northern Idaho and west-central Montana.

The geologic setting of the Columbia deposit is typical of structurally controlled volcanic-hosted, epithermal, quartz-sericite-adularia vein systems.  Districts hosting these gold silver deposit types typically have strike lengths on the order of two to three miles and individual veins are typically mineralized over vertical extents of 500 to 1,000 feet.  These systems may be zoned vertically with precious metals occurring in the nearer surface environment with increasing base metals at depth.  Geochemically, the Columbia precious metals system has a normal suite of trace elements including elevated mercury, antimony, and arsenic and low concentration base metals.

Gold and silver mineralization is associated with quartz, quartz-chalcedony, or quartz-adularia veining, silica flooded breccias and pyrite. Silicification and silica veining is concentrated along the main structures, cross faults, as stockworks adjacent to the main structures, and in flooded breccias zones.   Columbia appears to be the lower-most portion of an epithermal vein system and may represent a root zone to a partially eroded system similar to the much larger, McDonald Hotspring gold deposit located a few miles to the north of Columbia.

Columbia Project	NI 43-101 Technical Report

1.4           Metallurgical Testing

In 2006, Resource Development Inc. (Lakewood, Colorado), was commissioned to conduct a series of gravity and flotation tests on a bulk metallurgical sample obtained from a trench excavated on the Columbia Vein. The results of these tests indicated that gravity concentration recovered up to 54 percent of the gold and 15 percent of the silver in the bulk sample. Flotation of the gravity tailing increased gold recovery to 96 percent, while silver recovery increased to 77 percent. Recovery utilizing flotation, without gravity concentration, resulted in gold and silver recoveries of 92 percent and 70 percent, respectively. These results, combined with previous scoping-level tests, indicate that flotation, possibly combined with gravity, are potentially viable recovery processes for Columbia material. Further test work will be required to optimize these recovery concepts for the various types of mineralization.

1.5           Infrastructure

The nearest population center to the Columbia Project is the small-unincorporated town of Lincoln, which lies approximately eight miles west. Lincoln has limited medical, fire protection, and law enforcement services, which are supplemented as required by Lewis and Clark County services based in Helena. An existing 24.9 kV power line services several homes in the Hogum Creek area. This line would have to be upgraded from the existing Landers Fork substation, and extended approximately three miles to serve the Columbia Project. Water for the Project would be provided via wells under existing water rights owned by Atna.

Columbia Project	NI 43-101 Technical Report

Figure 1-1  Columbia Project Area

Columbia Project	NI 43-101 Technical Report

2.           INTRODUCTION

Gustavson Associates, LLC (“Gustavson”) was commissioned by Atna Resources LTD. (“Atna”) to prepare a Canadian National Instrument 43-101 (NI 43-101) compliant Independent Technical Report on the mineral resource of the Columbia project (the "Project") in Lewis and Clark County, Montana, USA.

2.1         Terms of Reference

This report has been prepared in accordance with the guidelines provided in NI43-101, Standards of Disclosure for Mineral Projects, dated December 31, 2005.  The Qualified Persons responsible for this report are:

Donald E. Hulse, P.E., Principal Mining Engineer, Gustavson Associates
William J. Crowl, R.G., Vice President, Mining Sector, Gustavson Associates

This estimation of mineral resources and accompanying 43-101 compliant report are part of an ongoing effort by Atna, to develop the Columbia Project.

2.2         Effective Date

The effective date for this report is October 16, 2009.

2.3         Purpose and Basis of Report

This NI43-101 report documents the work completed and results of a new independent mineral resource estimate for the Columbia project. Gustavson has prepared this report for Atna (the report has been prepared for Atna, the general public, and regulatory compliance under NI43-101), and for the general public accessing information about Atna’s property holdings.  The information presented, opinions, conclusions, and estimates made are based on the following:

•	Information provided by Atna;
•	Assumptions, conditions, and qualifications as set forth in the report; and
•	Data, reports, and opinions from other consulting organizations and from the previous property owners.

Gustavson has relied upon Atna regarding technical information; this information appears to be of sound quality. Gustavson has relied upon Atna for information on land ownership and tenure and has not independently verified the status of these items.  Gustavson has used data and reports prepared by other consultants, including Resource Development Inc. (“RDi”). Gustavson is unaware of any other material technical data other than that presented by Atna.

2.4         Personal Inspection

Mr. Hulse, qualified person, visited the site on August 4, 2009 in company with Atna personnel.  Mr. Hulse inspected the core storage facility near Lincoln Montana, and reviewed assay records stored at the Kendall Operation near Lewistown, Montana.

Columbia Project	NI 43-101 Technical Report

2.5         Units

All measurements used in the Columbia project are in Imperial units, with the exception that the mineral resource will be stated in both Imperial and SI (metric) units.

2.6         Acknowledgements

Gustavson wishes to thank the staff of Atna for their hospitality during the site visit and for their cooperation providing requested information and preparing this report.

Columbia Project	NI 43-101 Technical Report

3.           RELIANCE ON OTHER EXPERTS

The information, conclusions, and recommendations contained in this report are based largely upon review and analysis of digital and hard copy data and information supplied to Gustavson by Atna. Information was also obtained during discussions with Atna personnel familiar with the property.  Several Atna personnel, listed below, contributed substantially to this report. Each has well over 15 years of experience in their area of expertise.

William R. Stanley, V.P. Exploration
James E. Volberding, Manager, Montana Operations

Other technical experts have been retained by Atna to analyze metallurgical, processing, geotechnical, and environmental aspects of the project.  Gustavson has utilized a recently completed report by Resource Development, Inc. of Wheat Ridge, Colorado, regarding some metallurgical characteristics of the ore.

This is the first NI 43-101 compliant resource estimated reported for the Columbia project.

Columbia Project	NI 43-101 Technical Report

4.           PROPERTY LOCATION AND DESCRIPTION

4.1           Location

The Columbia Mine Property is located in Lewis and Clark County, Montana about 90 miles northwest of Helena, Montana and 8 miles southeast of Lincoln, Montana on Highway 200. The approximate center of the Property is located about 46°59’14.65” North latitude and 112°08’34.43” West longitude.  Figure 4-1shows the location of the Columbia Project.

Figure 4-1 Columbia Project Location Map

Columbia Project	NI 43-101 Technical Report

4.2           Ownership

The Columbia Mine Property is held by CR Montana Corporation, a subsidiary of Canyon Resources Corporation, which in turn is a subsidiary of Atna Resources Ltd. (collectively, “Atna”). The Property consists of 15 patented claims owned 100% by Atna, 6 patented claims in which Atna holds a fractional interest and leases the outstanding interests and 3 patented claims owned 100% by a Lessor.  See Table 4-1 for details of the Patented Claim ownership. In addition, Atna controls 68 unpatented federal lode mining claims surrounding the patented claim package. See Table 4-2 for details on the unpatented mining claims.  The Property covers 1,280 acres in Sections 19, 20, 21, 28 and 29, Township 14 North, Range 7 West, Montana Principal Meridian, Lewis and Clark County, Montana. See Figure 4-2  Columbia Mining Claim Map.

Table 4-1 Patented Claim Ownership

Patented Claims Owned by CR Montana Corporation
Name	MS #	Acreage	Owners	%
Columbia	2161	17.4	CR Montana	100.00
Winthrop	2162	20.64	CR Montana	100.00
Railsback	2240	2.79	CR Montana	100.00
Stanley	9003	17.042	CR Montana	100.00
Lockey	10798	11.02	CR Montana	100.00
Key West	10798	19.6	CR Montana	100.00
Golden Gate	10798	23.53	CR Montana	100.00
Beatrice	10798	19.4	CR Montana	100.00
Combination	10798	20.6	CR Montana	100.00
Great Western #1	10798	23.54	CR Montana	100.00
Red Bird	10798	19.6	CR Montana	100.00
Blue Bird	10798	20.6	CR Montana	100.00
Signe	10798	15.1	CR Montana	100.00
Monroe	8644	19	CR Montana	100.00
Reliable	8645	20.6	CR Montana	100.00

Patented Claims with Fractional Interests held by CR Montana and Lesssors
Name	MS #	Acreage	Owners	%
Kimberly	9002	11.954	CR Montana	78.30
			Hoskins/Hoskins/Hoskins	21.70
Alton	9004	12.052	CR Montana	78.30
			Hoskins/Hoskins/Hoskins	21.70
Bangor	9003	20.017	CR Montana	35.00
			Palaoro	43.30
			Lovely	21.70
Enterprise	9003	19.48	CR Montana	35.00
			Palaoro	43.30
			Lovely	21.70

Columbia Project	NI 43-101 Technical Report

Patented Claims owned by Lessors and held by CR Montana by Lease
Name	MS #	Acreage	Owners	%
Ibex	2159	18.37	Canfield/Canfield/Flynn	56.25
			Muir/Muir/Hunter	43.75
Rover	2160	16.73	Canfield/Canfield/Flynn	56.25
			Muir/Muir/Hunter	43.75
Last Chance	9188	19.23	Barneson	100.00
First Chance	9188	17.22	Barneson	100.00
Golden Fleece	9188	20.66	Barneson	100.00
Total Acreage		426.175

Table 4-2  Unpatented Federal Mining Claims

BLM MMC	Claim Name	Twnshp	Rng	Sec	1/4 Sec	Lewis & Clark
						Bk/Pg	Location Date
184672	PD 2	14N	7W	20	SW	M11/7528	2/18/1991
184673	PD 5	14N	7W	29	NW	M11/7529	2/18/1991

184720	JV 48	14N	7W	29	NE/NW	M11/7577	2/18/1991
184721	JV 49	14N	7W	29	NE/NW	M11/7578	2/18/1991

184732	JV 60	14N	7W	29	ALL	M11/7589	2/18/1991

184738	JV 70	14N	7W	29	NE/SW	M11/7595	2/18/1991

215832	JV 1	14N	7W	20	NW	M35/5013	10/5/2006
				19	NE
215833	JV 2	14N	7W	20	NW	M35/5014	10/5/2006
					Amended	M36/137
215834	JV 3	14N	7W	20	NW	M35/4015	10/5/2006
				19	NE
215835	JV 4	14N	7W	20	NW	M35/5016	10/5/2006
215836	JV 5	14N	7W	20	NW	M35/5017	10/5/2006
				19	NE
215837	JV 6	14N	7W	20	NW	M35/5018	10/5/2006

Columbia Project	NI 43-101 Technical Report

BLM MMC	Claim Name	Twnshp	Rng	Sec	1/4 Sec	Lewis & Clark
						Bk/Pg	Location Date
215838	JV 7	14N	7W	20	NW/SW	M35/5019	10/5/2006
				19	NE/SE
215839	JV 8	14N	7W	20	NW/SW	M35/5020	10/5/2006
				19	NE/SE
					Amended	M36/138
215840	JV 9	14N	7W	20	NW/SW	M35/5021	10/5/2006
215841	JV 10	14N	7W	20	NW/SW	M35/5022	10/5/2006
215842	JV 11	14N	7W	20	NW/SW	M35/5023	10/3/2006
215843	JV 12	14N	7W	20	SW	M35/5024	10/3/2006
				19	SE
215844	JV 13	14N	7W	20	SW	M35/5025	10/3/2006
				19	SE
215845	JV 14	14N	7W	20	SW	M35/5026	10/3/2006
				19	SE
215846	JV 15	14N	7W	20	SW	M35/5027	10/3/2006
				29	NW
				19	SE
				30	NE
					Amended	M36/139
215847	JV 16	14N	7W	29	NW	M35/5028	10/3/2006
				30	NE
215848	JV 17	14N	7W	29	NW	M35/5029	10/3/2006
				30	NE
215849	JV 18	14N	7W	29	NW	M35/5030	10/3/2006
215850	JV 19	14N	7W	29	NW	M35/5031	10/3/2006
215851	JV 20	14N	7W	29	NW	M35/5032	10/4/2006
				30	NE
215852	JV 21	14N	7W	29	NW	M35/5033	10/4/2006
215853	JV 22	14N	7W	29	SW	M35/5034	10/4/2006
				30	SE
					Amended	M36/140
215854	JV 23	14N	7W	29	SW	M35/5035	10/4/2006
					Amended	M36/141
215855	JV 24	14N	7W	29	SW	M35/5036	10/4/2006
				30	SE
					Amended	M36/142
215856	JV 25	14N	7W	29	SW	M35/5037	10/4/2006
215857	JV 26	14N	7W	29	SW	M35/5038	10/4/2006
				30	SE
					Amended	M36/143

Columbia Project	NI 43-101 Technical Report

BLM MMC	Claim Name	Twnshp	Rng	Sec	1/4 Sec	Lewis & Clark
						Bk/Pg	Location Date
215858	JV 27	14N	7W	29	SW	M35/5039	10/4/2006
215859	JV 28	14N	7W	29	SW	M35/5040	10/4/2006
				30	SE
215860	JV 29	14N	7W	29	SW	M35/5041	10/4/2006
215861	JV 30	14N	7W	20	NW/NE	M35/5042	10/4/2006
215862	JV 31	14N	7W	20	NE	M35/5043	10/4/2006
215863	JV 32	14N	7W	20	NW/NE	M35/5044	10/4/2006
215864	JV 33	14N	7W	20	NE	M35/5045	10/4/2006
215865	JV 34	14N	7W	20	NW/NE	M35/5046	10/4/2006
215866	JV 35	14N	7W	20	NE	M35/5047	10/4/2006
215867	JV 36	14N	7W	20	NE	M35/5048	10/4/2006
					Amended	M36/144
215868	JV 37	14N	7W	20	NE/SE	M35/5049	10/4/2006
					Amended	M36/125
215869	JV 38	14N	7W	20	NE	M35/5050	10/4/2006
215870	JV 39	14N	7W	20	NE/SE	M35/5051	10/4/2006
					Amended	M36/126
215871	JV 40	14N	7W	20	SE	M35/5052	10/4/2006
215872	JV 41	14N	7W	20	SE	M35/5053	10/4/2006
215873	JV 42	14N	7W	20	SE	M35/5054	10/4/2006
215874	JV 43	14N	7W	20	SE	M35/5055	10/4/2006
				29	NE
215875	JV 44	14N	7W	29	NE	M35/5056	10/4/2006
215876	JV 45	14N	7W	29	NE	M35/5057	10/4/2006
					Amended	M36/127
215877	JV 46	14N	7W	29	NE	M35/5058	10/4/2006
					Amended	M36/128
215878	JV 47	14N	7W	29	NE/SE	M35/5059	10/4/2006
					Amended	M36/129
215881	JV 50	14N	7W	29	SE/SW	M35/5062	10/4/2006
					Amended	M36/130
215882	JV 51	14N	7W	29	NE/SE	M35/5063	10/4/2006
					Amended	M36/131
215883	JV 52	14N	7W	29	SE/SW	M35/5064	10/4/2006
215884	JV 53	14N	7W	29	SE	M35/5065	10/4/2006
					Amended	M36/132
215885	JV 54	14N	7W	29	SE/SW	M35/5066	10/4/2006
215886	JV 55	14N	7W	29	SE	M35/5067	10/4/2006
					Amended	M36/133

Columbia Project	NI 43-101 Technical Report

BLM MMC	Claim Name	Twnshp	Rng	Sec	1/4 Sec	Lewis & Clark
						Bk/Pg	Location Date
215887	JV 56	14N	7W	29	SE/SW	M35/5068	10/4/2006
215888	JV 57	14N	7W	29	SE	M35/5069	10/4/2006
				28	SW
215889	JV 58	14N	7W	29	NE/SE	M35/5070	10/4/2006
				28	SW/NW
					Amended	M36/134
215890	JV 59	14N	7W	29	NE	M35/5071	10/4/2006
				28	NW
					Amended	M36/135
215892	JV 62	14N	7W	20	SE	M35/5073	10/4/2006
215893	JV 63	14N	7W	20	NE/SE	M35/5074	10/4/2006
				21	NW/SW
					Amended	M36/136
215894	JV 64	14N	7W	20	NE/SE	M35/5075	10/4/2006
				21	NW/SW
					Amended	M36/123
215895	JV 69	14N	7W	20	NW	M35/5076	10/5/2006
				19	NE
215897	JV 71	14N	7W	30	SE	M35/5078	10/4/2006
				29	SW
					Amended	M36/124
68 claims

Columbia Project	NI 43-101 Technical Report

N
18
17
16
19
20
21
30
29
28
32
33
EXPLANATION
Patented Lode Claims
Ownership
Atna
Atna-35%, Palacro-43.3%, Lovely-21.7% Leased
Atna-78.3%, Hoskins, et al-21.7% Leased
Bameson-Leased
Canfield, et al-56.25%,Muir, et al-43.75% Leased
UNLEASED
Atna Unpatented Claims
Atna Lode Claims
COLUMBIA PROJECT
Land Map
Lewis and Clark County, Montana
Section 20 and 29, T14N, R7W,
Date: September 11, 2009
File Name:

Figure 4-2  Columbia Mining Claim Map

Columbia Project	NI 43-101 Technical Report

4.3           Agreements and Royalties

The fractional interests in the patented claims are held by five mining leases.  The entire interest of three of the patented claims is also subject to a sixth mining lease.  The termination dates for these leases range from 2013 to 2029.  The royalty burden on the individual claims varies from a net royalty of 2.1745% to 6%.  Table 4-3 lists each royalty owner, the percent interest that the owner has in the patented claim and the NSR royalty owned by any given claimant.  The final column lists the Net royalty burden for each patented claim.

Table 4-3  Mineral Production Royalties

Royalties on Patented Claims Owned by CR Montana Corporation
Name	MS #	Acreage	Owner	% Interest	NSR Royalty	Net Royalty
Columbia	2161	17.4	Amazon	100.0%	1.0%	2.1745%
			Bielenberg	52.62%	1.5%
			Tobin et al	47.38%	1.5%
Winthrop	2162	20.64	Amazon	100.0%	1.0%	2.1745%
			Bielenberg	52.62%	1.5%
			Tobin et al	47.38%	1.5%
Railsback	2240	2.79	Amazon	100.0%	1.0%	2.1745%
			Bielenberg	52.62%	1.5%
			Tobin et al	47.38%	1.5%
Stanley	9003	17.042	Amazon	100.0%	1.0%	2.1745%
			Bielenberg	56.62%	1.5%
			Tobin et al	21.68%	1.5%
Lockey	10798	11.02	Thor/Mason	100.00%	4.0%	4.0%
Key West	10798	19.6	Thor/Mason	100.00%	4.0%	4.0%
Golden Gate	10798	23.53	Thor/Mason	100.00%	4.0%	4.0%
Beatrice	10798	19.4	Thor/Mason	100.00%	4.0%	4.0%
Combination	10798	20.6	Thor/Mason	100.00%	4.0%	4.0%
Great Western #1	10798	23.54	Thor/Mason	100.00%	4.0%	4.0%
Red Bird	10798	19.6	Thor/Mason	100.00%	4.0%	4.0%
Blue Bird	10798	20.6	Thor/Mason	100.00%	4.0%	4.0%
Signe	10798	15.1	Thor/Mason	100.00%	4.0%	4.0%
Monroe	8644	19	Thor/Mason	50.00%	4.0%	2.0%
Reliable	8645	20.6	Thor/Mason	50.00%	4.0%	2.0%

Columbia Project	NI 43-101 Technical Report

Royalties on Patented Claims with Fractional Interests held by CR Montana and Lessors
Name	MS #	Acreage	Owner	% Interest	NSR Royalty	Net Royalty
Kimberly	9002	11.954	Amazon	100%	1.0%	2.825%
			Bielenberg	56.62%	1.5%
			Tobin et al	21.68%	1.5%
			Hoskins/Hoskins/ Hoskins	21.70%	3.0%
Alton	9004	12.052	Amazon	100%	1.0%	2.825%
			Bielenberg	56.62%	1.5%
			Tobin et al	21.68%	1.5%
			Hoskins/Hoskins/ Hoskins	21.70%	3.0%
Bangor	9003	20.017	Amazon	100%	1.00%	3.258%
			Tobin et al	35.00%	1.5%
			Palaoro	43.30%	3.0%
			Lovely	21.70%	2.0%
Enterprise	9003	19.48	Amazon	100%	1.00%	3.258%
			Tobin et al	35.00%	1.5%
			Palaoro	43.30%	3.0%
			Lovely	21.70%	2.0%
Patented Claims owned by Lessors and held by CR Montana by Lease
Name	MS #	Acreage	Owner	% Interest	NSR Royalty	Net Royalty
Ibex	2159	18.37	Canfield/Canfield/ Flynn	56.25%	5.0%	6.0%
			Muir/Muir/Hunter	43.75%	5.0%
			Amazon	100%	1.0%
Rover	2160	16.73	Canfield/Canfield/ Flynn	56.25%	5.0%	6.0%
			Muir/Muir/Hunter	43.75%	5.0%
			Amazon	100%	1.0%
Last Chance	9188	19.23	Barneson	100%	5.00%	6.0%
			Amazon	100%	1.0%
First Chance	9188	17.22	Barneson	100%	5.00%	6.0%
			Amazon	100%	1.0%
Golden Fleece	9188	20.66	Barneson	100%	5.00%	6.0%
			Amazon	100%	1.0%

4.4           Environmental Liabilities, Permits and Bonding

Environmental liabilities at the Columbia site consist of minor reclamation obligations for surface disturbances associated with previous exploration efforts.  Exploration and development work on the property has been, and will continue to be conducted under Exploration License #00497 issued and administered by the Montana Department of Environmental Quality (“MDEQ”), Environmental Management Bureau, Hard Rock and Placer Exploration Section. The license is renewable annually and remains in effect as long as exploration activity is active or contemplated. The Columbia exploration license is in good standing as of the writing of this technical report.

Columbia Project	NI 43-101 Technical Report

Most of the exploration disturbances at the site have been successfully reclaimed, and reclamation bonding released; however, a small amount of disturbance has not been reclaimed and is bonded via a cash bond (B126-30-00) held in an interest-bearing account by MDEQ.  The obligated amount of the cash bond as of January 2009 is $44,705.

Storm water discharges from the Columbia site are regulated under Authorization Number MTR300085 associated with the General Permit for Discharges Associated with Mining and Oil and Gas Activities.  This permit, issued and administered by the Montana Department of Environmental Quality Water Protection Bureau, is renewable every five years and remains in effect as long as exploration and development activity is occurring at the site. The storm water discharge permit is in good standing at the time of the writing of this technical report.

Columbia Project	NI 43-101 Technical Report

5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1           Access

The Columbia Project is located 40 miles northwest of Helena, Montana and eight miles east of Lincoln, Montana in western Lewis and Clark County.  Access to the property from State Highway 200 via approximately four miles of improved gravel road, known as the Hogum Creek Road and West Hogum Creek Road (#1841), managed by the U.S. Forest Service ..  Alternate access may also be obtained from the Stemple Pass Road via the Crater Mountain Road (#1825) also managed by the U.S. Forest Service.  Access to the property is currently limited to the period from May 15th to October 15th under the terms of a Special Use Permit issued by the USFS (#LIN1). Figure 5-2 provides an oblique aerial view of the Columbia Property and surrounding area.

Figure 5-1  Columbia Project Access

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Figure 5-2  Columbia Project Area

Columbia Project	NI 43-101 Technical Report

5.2	Climate

The climate of the Columbia area is considered to be a modified north pacific coast type compared to the more continental climate of eastern Montana.  Average monthly temperatures are generally cooler than Helena or areas east of the Continental Divide, ranging from 20ºF in January to 60ºF in July.  Also, precipitation is more evenly distributed than areas east of the divide.  Precipitation varies considerably with elevation and ranges from over 40 inches per year on the Continental Divide south of the property to less than 20 inches in the Blackfoot River valley to the north.  Annual precipitation at the project site is estimated to be 26 inches with approximately 50 percent of it occurring in the form of snow.  May is typically the wettest month of the year with an average precipitation of over three inches.  Annual pan evaporation is approximately 28.8 inches. The Columbia area has fairly moderate wind speeds, averaging 17.6 miles per hour.  The most common wind direction is from the west, and wind persistence averages 73 percent. Air quality as measured by a PM-10 monitoring station located three miles north of the Project is considered excellent, averaging 7 µg/m3.

5.3	Local Resources and Infrastructure

The nearest population center to the Columbia Project is the small unincorporated town of Lincoln which lies approximately eight miles west.  State Highway 200 serves as Lincoln’s main street running east-west through the Blackfoot River valley.  Highway 279 intersects Highway 200 twelve miles east of Lincoln, crosses Flesher Pass and connects the town of Lincoln with Helena, the nearest rail head.  Lincoln has limited medical, fire protection, and law enforcement services which are supplemented as required by Lewis and Clark County services based in Helena.  An existing 24.9 kV power line services several homes in the Hogum Creek area.  This line would have to be upgraded from the existing Landers Fork substation, and extended approximately three miles to serve the Columbia Project.  Water for the Project would be provided via wells under existing water rights owned by Atna.

5.4	Physiography

The Columbia Project lies within the Northern Rocky Mountain Physiographic Province and is within the Montana Overthrust Belt.  The terrain in the area is typically steep and deeply dissected.  The Project lies along a long N40W trending ridge that is flanked on the east and west by Hogum Creek and Seven Up Pete Creek, respectively.  Crater Mountain and the Continental Divide to the south and the Blackfoot River valley to the north form distinct physiographic boundaries and prominent landmarks in the project area.  Elevations in the area range from 4,800 feet in the Blackfoot River Valley to 7,128 feet at Crater Mountain.  The average elevation of the ridge top in the project area is approximately 6,200 feet.  With the exception of the ridge tops, the project area is densely timbered, though recent insect infestation has resulted in significant tree mortality. Logging operations have recently been initiated to remove affected trees.

Columbia Project	NI 43-101 Technical Report

6.	HISTORY

The Columbia Property has a long history of mine production and mineral exploration dating back over 100 years.

6.1	Property History

The Columbia Project is located within the historic Seven Up Pete Mining District and has been the focus of exploration and development interest for over 100 years.  The first recorded activity in the area was in 1886 when William Howe discovered the Last Chance lode deposit.  A small stamp mill was constructed in 1913 to process lower grade ores which could not be directly shipped to smelters in the Helena and Rimini areas.  There are remnants of this historic mill on the property.  Through 1926, Howe and others developed approximately 3,000 feet of underground workings.  Though little production data is available, a 1933 report mentioned that ore shipped to the smelter ranged from 1.00 to 5.83 opt Au and from 13 to 232 opt silver.  Higher grade ores were apparently mined from small shoots and pods and hand sorted prior to shipping.

6.2	Exploration History

The Columbia site has been the focus of several exploration programs over the last 40 years.  AMAX drilled a single deep core hole near the historic Last Chance adit in the 1970’s looking for a Climax-type molybdenum deposit with negative results.  In 1983-84, the Anaconda Company examined the property as part of a district-wide mapping and sampling program in the Stemple Pass and Swede Gulch areas.  In 1985, the Amazon Mining Company purchased Anaconda’s interest in some of the patented mining claims and initiated a limited trenching and core drilling program on the Columbia and Last Chance veins.  Western Energy Company (“WECo”) optioned Amazon’s interest in the property in 1987 and initiated a program consisting of reverse circulation and diamond core drilling, trench excavation, and surface mapping and sampling.  WECo also consolidated the land position by acquiring exploration leases for most of the remaining patented mining claims.  WECo’s program was successful in discovering a significant gold resource at Columbia which led to scoping studies, metallurgical test work, and feasibility studies.  In 1989, Addwest Gold, Inc. entered into a purchase option with WECo for the Columbia property.  Addwest initiated additional reverse circulation drilling and trenching on the property expanding the resource.

In 1989, Phelps Dodge Mining Company entered a purchase option with Addwest for 50 percent of the project and became the operator of the Seven Up Pete Joint Venture (SPJV).  Canyon Resources purchased Addwest’s interest in 1990 and became a non-operating partner in the SPJV.  Based upon encouraging results from continuing reverse circulation drilling and engineering studies, the SPJV exercised the option to purchase the property from WECo.  Later in 1990, Canyon’s interest in the property was diminished to 27.6 percent due to disproportionate funding of the SPJV by Phelps Dodge which retained 72.4 percent. CR Montana Corporation, a wholly-owned subsidiary of Canyon Resources Corporation and now Atna (Canyon Resources merged with Atna Resources in 2008), purchased Phelps Dodge’s interest in 1997.In 2009 the entire property was brought under Atna’s ownership, at which time the SPJV was dissolved.

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6.3	Resource History

Several estimates of the Columbia mineral resource have been conducted in the last 25 years using modern geostatistical techniques.  The first resource estimate was conducted by Western Energy Company in 1988 using indicator kriging to interpolate gold grades within 100 foot x 10 foot x 10 foot blocks oriented along strike of the major vein structures. The estimate was confined to a 1,000 foot x 1,000 foot region known as the Columbia Flat area.  Columbia Flat was the only area of the property thought to have adequate drill hole coverage at the time to provide a reasonably accurate resource estimate.  This study resulted in a resource of 3.33 million tons at 0.047 opt gold at a cutoff grade of 0.01 opt gold.

In 1991, Phelps Dodge Mining Company and Independent Mining Consultants, Inc. (IMC) conducted further geostatistical analysis and resource estimation of the Columbia property which formed the basis for a Preliminary Feasibility Study.  This estimate utilized drilling data from across the Columbia property and included all major known mineralized structures.  Phelps Dodge and IMC also completed both a manually derived estimate, based upon cross sections produced by Phelps Dodge geologists, and a nearest neighbor computer model. The projection of mineralization was confined by digitized envelopes and variography.  The results of these resource estimates are shown in Table 6-1:

Table 6-1  1991 Preliminary Feasibility Study - Historic Resource Estimate

Technique	Resource Tons (000)	Grade (opt Au)	Contained Au Oz (000)	Cutoff Grade (opt Au)
Cross Sectional	13,741	0.060	824	0.020
Nearest Neighbor	13,924	0.061	849	0.020
Difference	+183	+0.001	+25

In 1992, Phelps Dodge refined the geologic resource model for Columbia utilizing additional drill hole and trench data.  The resource was estimated using several geostatistical techniques including nearest neighbor, ordinary kriging, mix-population kriging, and indicator kriging.  The results from this work are presented within Table 6-2 below.

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Table 6-2  1992 Historic Resource Estimate - 0.02 optAu cutoff

Technique	Resource Tons (000)	Grade (opt Au)	Contained Au Oz (000)
Nearest Neighbor	12,801	0.056	717
Ordinary Kriging	20,140	0.041	826
Mix-Pop. Kriging	11,109	0.042	467
Indicator Kriging	21,890	0.035	766

Even though the 1992 resource estimates contained additional exploration data, Phelps Dodge geologists and geostaticians concluded that the estimates were low in both mineralized tons and gold grade due to overly constricted mineral envelopes.  These 1992 resource estimates are the last completed prior to the current resource estimate contained within this Technical Report.

Columbia Project	NI 43-101 Technical Report

7.	GEOLOGICAL SETTING

7.1	Regional Setting

The Columbia deposit is hosted within a series of middle Tertiary (Late Eocene-Early Oligocene) volcanic and hypabyssal rocks variously known as the Lincoln Volcanic Field or the Crater Mountain Volcanics.  The volcanic rocks consist mainly of felsic to intermediate flows, flow breccias, welded ash flows, and ash-flow tuffs that attain a maximum thickness of approximately 1,500 feet.  The volcanic rocks unconformably overlie a thick sequence of middle Proterozoic marine sedimentary rocks known as the Belt Supergroup.  The sedimentary and volcanic rocks have been intruded by pre- and post-volcanic intrusive of gabbroic to granodioritic composition.  A veneer of Quaternary glacial deposits has covered much of the sequence on the lower hills and valleys.

The Belt Supergroup in the area consists of, in ascending order, siltstones and mudstones of the Spokane Formation (5,000 feet), dolomitic siltstones and argillites of the Empire Formation (1,000 feet), and impure carbonates of the Helena Formation (5,000 to 7,000 feet).  The contact between the Belt sediments and the overlying volcanic rocks is exposed north of the Columbia property in the Hogum Creek drainage where bleached, hornfelsed Helena dolomite crops out in road cuts.

The volcanic rocks of the Lincoln Volcanic Field consist of two distinct suites that are spatially separated and have unclear temporal relationships.  The rocks in the Columbia area are characterized by a series of aphanitic to finely porphyritic lava flows, mudflow, and agglomerates of andesitic to dacitic composition.  Further south near Crater Mountain, more felsic rocks occur, primarily rhyolite flows and tuffs. Figure 7-1 displays the regional geologic setting of the Columbia Project.

Columbia Project	NI 43-101 Technical Report

Figure 7-1  Regional Geology Map

The regional geologic structure in the Columbia area is complex and poorly understood.  At least four episodes of deformation are evident in the area: 1) gentle regional Precambrian tilting; 2) Laramide folding and faulting; 3) late Cretaceous folding and faulting associated with intrusion of granitic stocks related to the Boulder Batholith; and 4) faulting related to Eocene/Oligocene volcanism.  The dominant features are a series of west- and northwest-striking strike-slip, dip-slip, and oblique-slip faults and broad, open folds related to the Lewis and Clark line, a major structural lineament that traverses northern Idaho and west-central Montana.  To the east of the project are north- and northwest-striking imbricate thrust faults of the Montana Overthrust Belt.

The Lincoln Volcanic Field exhibits a marked elongation along a northwest-southeast axis.  It is possible that the emplacement of the volcanic was influenced by the structural relationships of the Lewis and Clark line and the Montana Overthrust Belt and were preserved in a volcano-tectonic depression.

Columbia Project	NI 43-101 Technical Report

The mineral deposits in the Columbia area were formed after Laramide folding, and are potentially genetically related to emplacement of pre- and post-volcanic granitic intrusions and middle Tertiary volcanism.  At least two episodes of mineralization have been identified: 1) high temperature vein and replacement deposits within the stocks and their inner contact metamorphic aureoles, and 2) epithermal gold and silver veins associated with extrusion of middle Tertiary volcanics.  The Columbia deposit is representative of the latter style of mineralization.

7.2	Local Geology and Structure

The geologic setting of the Columbia deposit is typical of structurally controlled volcanic-hosted, epithermal, quartz-sericite-adularia vein systems.  Districts hosting these gold silver deposit types typically have strike lengths on the order of two to three miles and individual veins are mineralized over vertical extents of 500 to 1,000 feet.  These systems may be zoned vertically with precious metals occurring in the nearer surface environment with increasing base metals at depth.  Geochemically, the Columbia precious metals system has a normal suite of trace elements including elevated mercury, antimony, and arsenic and low concentration base metals. Figure 7-2 displays the property geology.

Columbia Project	NI 43-101 Technical Report

Figure 7-2  Columbia Property Geology

Columbia Project	NI 43-101 Technical Report

7.2.1	Lithology

The volcanic rocks in the Columbia area consist primarily of dark grey to dark reddish-grey andesite or latite flows, flow breccias, and welded tuffs.  In general, the rocks are aphanitic to finely porphyritic with plagioclase, hornblende, and biotite being the dominant phenocrysts.  Locally, the rocks may be magnetic.  The volcanic rocks exhibit wide-spread deuteric alteration and are locally vesiculated with euhedral calcite crystals commonly filling the vesicles.  A well-developed platy structure is commonly present in the volcanic flows at Columbia.  Generally, the platy structure is nearly perpendicular or at high angles to the flow contacts and is probably formed by stresses developed during cooling.  Flow tops are marked by the development of red, iron oxide rich clays that are thought to be paleosoil horizons.

More felsic volcanic rocks occur at the southern end of the Columbia property near Crater Mountain and are dominated by intensely welded rhyolitic ash flow tuff.  Several rhyolitic domes are associated with the ash flow tuffs and may represent eruptive centers.  One of these domes is well exposed south of the Last Chance adit and consists of strongly flow banded, spherulitic rhyolite.  A thin, hydrothermally altered zone and coarse, possibly intrusive, pyroclastic body occur between the dome and the adjacent ash flow sheets and rhyolite flows.

The geometry of the volcanic rocks at Columbia is complex.  The flows are lenticular, limited in aerial extent, and appear to follow irregular paleotopography.  This complexity, combined with an alteration overprint, has made hole-to-hole geologic correlation of the volcanic rocks formidable without detailed petrographic examination. This complexity does not appear to have any significant influence on the focus or distribution of gold-silver mineralization at Columbia.

7.2.2	Structure

Due to the complex geometry of the volcanic rocks hosting the Columbia deposit, structural relationships are difficult to ascertain; however, some general observations may be drawn.  First, the mineralization at Columbia is strongly structurally controlled, with veins hosted within several north-trending fissures which may be related to stress fractures accompanying emplacement of Late Tertiary plutons.  Second, these mineralized fissures have been offset by northeast trending faults.  Lastly, the mineralization in the North Columbia area has been displaced by a series of shallow Quaternary landslides and debris flows.  At the local level, north- and northeast-striking joints and fissures appear to be mineralized to a greater degree than those at other orientations.  These mineralized structures are commonly offset by small-scale, northwest-striking joint sets.

Columbia Project	NI 43-101 Technical Report

8.	DEPOSIT TYPE

The Columbia Project is an epithermal, quartz-sericite-adularia precious metal vein system hosted within intermediate volcanic and hypabyssal rocks.  Deposits such as these typically have variable strike lengths which may reach two to three miles on a district scale and are mineralized with gold and silver over vertical extents of 500 to 1,000 feet.  Mineralization is associated with quartz or quartz-chalcedony veining, silica flooded breccias and pyrite. Silicification and silica veining is concentrated along the main structures, cross faults, as stockworks adjacent to the main structures, and in flooded breccias zones.   Columbia appears to be the lower-most portion of an epithermal vein system and may represent a root zone to a partially eroded system similar to the much larger, McDonald Hotspring gold deposit located a few miles to the north of Columbia.

8.1	Oxidation

Sampling studies conducted at Columbia indicate that oxidation is widespread and pervasive.  Oxidation affects over 80 percent of all samples which assay 0.015 opt Au or greater.  Samples of mineralization having two percent or greater sulfide comprise less than 6 percent of the mineralized population.

Columbia Project	NI 43-101 Technical Report

9.	MINERALIZATION

The mineralization at Columbia is strongly structurally controlled.  Epithermal gold and silver mineralization is hosted within north, northwest, and northeast-striking, high-angle fissure veins and stockwork zones that may be traced for distances up to 6,000 feet along strike and at least 700 feet down dip.  Gold mineralization is directly related to vein abundance with high grades associated with vein abundances greater than 10 percent by volume.  Quartz-adularia veins, though comprising only eight percent of the vein type population, are almost double the average grade of the resource.

The mineralogy of the veins at Columbia is simple.  Gold occurs as electrum (Au 54 to 63 percent) within pyrite and oxidized pseudomorphs after pyrite as well as free gold and electrum in quartz gangue with lesser adularia, calcite, and rarely barite.  Associated secondary minerals include goethite, hematite, and much rarer jarosite and hissingerite (hydrous iron silicate). Primary sulfide minerals include acanthite, chalcopyrite, covellite, pyrite, sphalerite, and uytenbogaartite (Au-Ag sulfide).  Gold mineralization typically weakens at depth giving way to more base metal dominated mineral assemblages, however, overall base metal content is low in the lower portion of the gold system.

Sampling studies of Columbia mineralization indicate that, on average, quartz veins are 38 times more mineralized in gold than the adjacent altered wall rocks.  Furthermore, gold mineralization is more strongly associated with high-angle, north-striking veins than those with other orientations.

Gold mineralization is strongly associated with argillic and silicic alteration; however, the presence of alteration is not a direct guide to gold mineralization as evidenced by broad zones of altered wall rock with no gold mineralization.   The clay content of the mineralized zones is variable, ranging from traces of clay coating more competent rock fragments to samples that are essentially entirely clay.  Approximately 20 percent of mineralized samples above 0.015 opt Au fall into this latter category.

The lithology of the host rock does not control gold mineralization to any significant degree.  An exception to this statement is a calcareous andesite flow that appears to have been extruded after the mineralizing event and forms a cap on the deposit at the Columbia Flat area as discussed below.

Gold mineralization at Columbia is largely associated with four major vein systems: 1) the Columbia Vein; 2) the Rover Vein; 3) the Seven Up and Donnely Veins, and 4) the North Columbia Veins.  The vein systems are shown projected to surface in plan-view on Figure 7-2 and are described below.

Columbia Project	NI 43-101 Technical Report

9.1	Columbia Vein

The Columbia Vein is better described as a veined zone 5 to 20 feet wide consisting of a myriad of narrow quartz-adularia veins that occasionally coalesce into a single quartz rib.  The strike of the Columbia is north to N12W and the dip varies from 65 to 70 degrees west.  The veins range in size from hairline fracture fillings to five-feet wide and consist dominantly of quartz with lesser adularia and rare calcite.  Most of the quartz veins are drusy with euhedral quartz crystals projecting inward from the vein walls into central, open cavities.  Pyrite and oxidized pseudomorphs after pyrite are common on fracture surfaces and in the quartz matrix and locally make up to five percent of the vein by volume (before meteoric oxidation).

The hanging wall of the Columbia Vein is generally well mineralized with sheeted zones of subparallel stockwork quartz-adularia veins ranging in size from hairline up to one foot wide and more localized flooded breccias zones.  Broad zones of bleached, clay-altered and fractured andesite hosting brecciated quartz veins and iron-stained clay veins are characteristic of Columbia hanging wall mineralization.  The clay alteration is dominantly sericite with lesser kaolinite and quartz.  The width of the Columbia hanging wall mineralization varies from over 200 feet at Columbia Flat, to less than 50 feet near the transition with the Rover Vein to the south.

The alteration contact on the footwall side of the Columbia Vein is typically abrupt, commonly grading from argillic and silicic alteration to propylitic alteration in as little as five feet.  The contact is particularly abrupt where the Columbia Vein occurs as a discreet rib.

Overlying the Columbia Vein in the area of Columbia Flat is a calcareous andesite flow that appears to be post-mineralization and truncates gold mineralization.  This unit is approximately 50 feet thick at its thickest point and is lenticular, thinning rapidly to the north, south, east and west.

9.2	Rover Vein

The geology of the Rover Vein is very similar to that of the Columbia Vein and is very probably the southern extension of the latter.  The Rover is five to 15 feet wide and, like the Columbia, consists of numerous quartz-adularia veins that occasionally coalesce into a dense quartz rib.  The general strike of the Rover is north to N70E and the dip is 65 to 80 degrees west.  The Rover Vein is composed of drusy quartz veins with lesser adularia, pyrite, and oxidized pseudomorphs after pyrite.  Partially oxidized and unoxidized pyrite, both in veins and in the host rock, is more common at the Rover than the Columbia, although all rocks exhibit some degree of oxidation.  Unlike the Columbia, intense wallrock alteration and quartz veining extend up to 50 feet into the footwall of the Rover Vein as well as into the hanging wall.  This is likely due to the fact that the Rover changes in strike in the vicinity of the Rover Mine shaft creating a broad zone of mineralized tension fractures.

Columbia Project	NI 43-101 Technical Report

The gold mineralization in the Rover occurs in shoots that occupy the near-surface portion of the structure.  Gold grade decrease markedly approximately 250 feet down dip on the Rover structure.

Figure 9-1  Cross Section Showing Rover and Ibex Veins

9.3	Seven Up and Donnely Veins

The Seven Up and Donnely Veins, in contrast to the Columbia and Rover structures, are discrete systems in that the veins and associated wallrock alteration occur in well-defined envelopes five to 60 feet wide.  The Seven Up Vein strikes N12E from the Seven Up Mine portals to approximately 200,850 North and dips vertically to 85 degrees east.  The Donnely Vein strikes North from 200,850 North to 202,000 North, where the vein thins to less than one foot.  The dip of the Donnely is near vertical.

Columbia Project	NI 43-101 Technical Report

Figure 9-2  Cross Section Showing Columbia and Donnely Veins

The Seven Up and Donnely Veins consist of numerous drusy quartz–sericite-adularia veins with lesser pyrite and oxidized pseudomorphs after pyrite in argillically altered and silicified andesite.  The veins contain breccias composed of aggregates of wallrock fragments probably derived from local collapse of portions of the vein walls. This may have occurred during the opening of tension fractures and/or hydrothermal brecciation.

Columbia Project	NI 43-101 Technical Report

Figure 9-3  Cross Section Showing Seven-Up Vein

9.4	North Columbia Structures

The North Columbia area has been modified by a series of Quaternary landslides that have displaced the Columbia and Donnely Veins to the east and northeast in large, coherent blocks.  The near-surface structure of the North Columbia area is chaotic with soil and organic matter incorporated into the slide to 50 to 100 feet deep.  Below this depth, mineralized zones remain coherent, though still obviously displaced.  Mineralization in this area is strongly oxidized, clay rich, and commonly lacking obvious signs of quartz veining.  Though mineralized zones in the North Columbia area have been displaced, the location of mineralization is reasonably predictable due to the displaced blocks being rather large and coherent masses.

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10.	EXPLORATION

The Columbia Project has been explored in modern times by a variety of methods including surface geologic mapping and sampling, geochemistry, geophysics, trenching and extensive drilling.  But by far, the greatest amount of exploration information has been obtained via trench mapping and sampling, diamond core drilling, and reverse circulation drilling (“RVC”), which is summarized in Tables 10-1 and 10-2.

Table 10-1  Columbia Project Exploration Summary

Technique	Number	Total Feet
RVC Drilling	312	139,065
Core Drilling	24	7,809
Trenches	79	12,638

Table 10-2  Columbia Project Exploration Summary By Company

	RVC Drilling		Core Drilling		Trenching
Company	Holes	Feet	Holes	Feet	Number	Feet
Western Energy Co.	72	36,010	17	6,113	19	2,002
Addwest Gold, Inc.	60	24,970	0	0	9	1725
Phelps Dodge Mining Co.	180	78,085	7	1,696	51	8,911

Not included in this exploration summary are 12 early core holes drilled by Amazon Mining Company and 20 RVC holes drilled late in the exploration work by Phelps Dodge Mining Company.   Assay certificates and collar survey data from the Amazon holes were not available, and collar survey information from the Phelps Dodge holes were not available and therefore these holes have not been included in the current study.  It should be noted that the 20 Phelps Dodge holes excluded from this study were drilled for geotechnical and/or condemnation purposes and are not located near the Columbia mineralized zones and would not have any influence on the mineral resources developed in this Technical Report.

Columbia Project	NI 43-101 Technical Report

11.	DRILLING

A total of 312 reverse circulation and 24 core holes have been drilled and are included in this study of the Columbia Project’s mineral resources totaling 139,065 feet and 7,809 feet, respectively.  The central portion of the deposit encompassing most of the Columbia Flat area has been drilled on a 50-by-100 foot pattern along the strike of mineralization.  Drilling on the northern and southern portions of the deposit has been completed on approximately a 200-by-200 foot pattern along the strike of mineralization and 200-by-400 foot patterns in area peripheral to mineralization.

11.1	Reverse Circulation Drilling and Logging

Reverse circulation drilling at Columbia was conducted using drill rigs capable of drilling angle holes to intercept dipping vein structures as close to a normal angle as possible.  Typically, angle drill holes were drilled at 45 and 60 degrees from the same location.  Drilling was conducted using 5 ½ inch diameter down-hole hammer bits or 5 ¼ inch tri-cone bits.  All drilling was completed by reputable contractors using three man crews consisting of a driller, driller’s helper, and sampler.

Geologic logging of each RVC sample interval was conducted by a trained geologist at the drill rig and chip sample trays of each drilled interval were prepared simultaneously.  The geologic logging format varied by company; however, all holes were logged by Phelps Dodge geologists to conform to a numerical logging format as well as to provide consistency in geologic interpretation.  The numerical geologic log entries were then transferred into a computer database by a technician under supervision of a geologist

11.2	Core Drilling and Logging

Core drilling at Columbia was predominantly HQ size (2.5 inch diameter), though some PQ size (3.3 inch diameter) core was collected for metallurgical and geotechnical purposes.  Some early core drilling conducted by Amazon Mining Company was NC size (1.7 inch diameter), though none of this drilling is included in the resource database due to its small sample size and uncertain collar locations.

All core holes were logged at an indoor facility by experienced geologists.  Core logging formats varied by company, though all core was relogged by Phelps Dodge geologists to conform to a numerical logging format as well as to provide consistent geologic interpretation.  All core was photographed to provide a visual record.  In addition to collecting geologic data, geologists collected geotechnical information including RQD, description of fracture surfaces, and uniaxial compressive strength through point load tests.

Columbia Project	NI 43-101 Technical Report

12.	SAMPLING METHOD AND APPROACH

12.1	Summary

The sampling protocol at Columbia throughout its exploration history was completed consistent with industry standards. During the Phelps Dodge work, special attention was given to sample size, sample preparation, and analytical techniques to address the possibility of coarse gold occurring within the mineralized zones.  Consequently, a conservative sampling and analytical protocol was implemented and periodically checked to assure data quality and to minimize sample bias.  The sampling protocol was developed by Pierre Gy and Francis Pitard Sampling Consultants and is based upon statistical analysis of gold grain size distribution in Columbia drill samples.

12.2	Reverse Circulation Sampling

Sampling of reverse circulation drill holes was conducted on five-foot intervals.  Dry samples were split through a riffle-type splitter at the drill rig and collected in Tyvek bags.  The drill hole number and sample interval were written on the bag labels and on the bag itself with indelible ink markers.  Wet samples were collected in plastic five gallon buckets nested within larger 30 gallon plastic tubs.  As the inner bucket filled, it was allowed to overflow into the larger outer tub where fines were allowed to settle out.  At the end of a five-foot interval, the sample collected in the outer tub was combined with that in the inner bucket, the bucket was capped with a locking lid, and the lid was marked with the hole number and sample interval with an indelible ink marker.  For both wet and dry samples, the sampling apparatus was set to obtain an approximately 15 pounds of the sampled interval.  Both wet and dry samples were transported to an enclosed central holding facility at least once per day where they were inventoried and prepared for shipment to the assay laboratory.

12.3	Core Sampling

Sampling of diamond core was conducted in a manner so as to conform to geologic features, though no sample interval exceeded five feet in length.  Sample intervals were selected by geologists as the core was logged.  The core was then split in half by a geologist or technician under a geologist’s supervision using a hydraulic core splitter or diamond saw.  The samples were bagged in a Tyvek or cotton canvas bag, and the drill hole numbers and sample intervals were written on the bag labels and on the bags themselves with an indelible ink marker.  These bagged samples were retained in a central facility until transported to the assay laboratory.  After sampling, the retained portion of the core was reboxed, and the boxes were stored in a secure facility.  Some retained portions of the core were consumed in subsequent metallurgical testing.

Columbia Project	NI 43-101 Technical Report

13.	SAMPLE PREPARATION, ANALYSES, AND SECURITY

13.1	Summary

All sample collection during modern exploration of the Columbia property adhered to accepted industry protocols.  With the exception of the initial split at the drill rig, or in the case of core the initial split of the core after logging, the sample preparation and analysis was conducted by qualified, third-party contractors.  Sample preparation and assay labs utilized during the various phases of Columbia exploration are listed below:

Bondar-Clegg
12980 West Cedar Drive
Lakewood, CO  80228

Silver Valley Laboratories
P.O. Box 929, One Gov’t Gulch
Kellogg, ID  83837

American Assay Laboratories, Inc.
1500 Glendale Ave.
Sparks, NV  89431

Chem Assay Lab
4955 Iris Street
Wheat Ridge, CO  80033

Barringer Laboratories, Inc.
15000 West 6th Avenue, Suite 300
Golden, CO  80401

Blue Range Engineering
56 East Mercury Street
Butte, MT  59701

Precision Assay Laboratory, Inc.
210 South Division
Whitehall, MT 59759

13.2	Sample Security

Prior to shipping to the assay laboratory, all Columbia samples were stored at a controlled central facility with limited access.  When project personnel were not present, the facility was kept locked, and distribution of keys to the facility was kept to a minimum.  Keys to the facility were stamped “Do Not Duplicate” in order to prevent unauthorized copies being made. If personnel left the project for any reason, they were required to return all issued keys as part of a check-out procedure.

Columbia Project	NI 43-101 Technical Report

All excess sample material, including assay pulps and coarse reject materials, were returned to the Project and are stored in boxes labeled with the hole numbers, assay certificate numbers, and sample intervals.  These boxes were returned to the locked storage facility.

13.3	Drill Sample Preparation and Analysis

13.3.1	Western Energy and Addwest Sample Procedures

Assay labs employed by Western Energy Company and Addwest Gold, Inc., utilized a standard sample preparation and analytical protocol as shown in Figure 13.1

Columbia Project	NI 43-101 Technical Report

FIELD PREPERATION (SPLITTING)
Drill Sample
~112 lbs.
(MIXED (2) TIMES, SPLIT)
(MIXED (2) TIMES, SPLIT)
56 lbs.
56 lbs.
(DISCARD)
28 lbs.
(DISCARD)
28 lbs.
(TAG # 1A, ON SITE)
LAB PREPERATION (SPLITTING)
(MIXED (2) TIMES, SPLIT w/ GILSON SPLITTER)
28 lbs.
DRYING
14 lbs.
14 lbs.
JAW CRUSHER -4mm MESH
WECo INSIDE STORAGE
METALLURGICAL TEST SAMPLE
TAG # 1A
CONE CRUSHING -10 MESH
~14 lbs.
(MIXED (1) TIME, SPLIT w/ JONES SPLITTER)
(MIXED (1) TIME, SPLIT w/ JONES SPLITTER)
~7 lbs.
(DISCARD)
~7 lbs.
1500 g
1500 g
WECo STORAGE CHECK No. 1
TAG # 1
LAB PREPERATION (PULVERIZATION)
PULVERIZATION DISK, -65 MESH
1500 g
(DISCARD)
750 g
750 g
375 g
375 g
WECo STORAGE CHECK No. 2
TAG # 2
PULVERIZATION RING, -150 MESH
ASSAYING
375 g
TO ASSAYOR TAG # 3
1 A/T ASSAY
WECo STORAGE CHECK No. 3
TAG # 2

Figure 13-1  Sample Preparation & Analytical Protocol Western Energy Co. and Addwest Gold, Inc.

Western Energy and Addwest analyzed for gold and silver using conventional one assay ton fire assay method.

Columbia Project	NI 43-101 Technical Report

13.3.2	Phelps Dodge Sample Procedures

Early on, Phelps Dodge was concerned that the presence of fine particulate gold in the Columbia deposit may create an analytical bias if standard assay protocols were utilized.  As a result, Phelps Dodge, through Bondar Clegg, implemented a program whereby an additional pulverization step was added in the preparation of assay pulps to minimize errors from splitting.  Additionally, those samples with initial gold assays greater than or equal to 0.010 opt Au were re-assayed by standard 1 assay-ton fire assay methods several times using additional pulp splits and/or using screen-fire assay procedures.  The sample preparation and analytical protocol used is shown in Figure 13.2.

Figure 13-2  Phelps Dodge Sample Preparation and Analytical Protocol

In 1992, as a result of an analysis which showed the difference between conventional fire assays and screen-fire assays was negligible (0.0007 opt Au relative difference, or 1.4 percent), the sample preparation and analytical protocol was modified as follows:

Columbia Project	NI 43-101 Technical Report

Figure 13-3  Modified Phelps Dodge Sample Preparation and Analytical Protocol

13.4	Analytical Quality Control

All previous exploration programs at Columbia routinely performed check assays on approximately 10 percent of all samples.  Analysis of the check assay program indicated that the analyses correlated satisfactorily, with approximately 0.0007 opt Au relative error or approximately +/- 1.4 percent.  Preparation of analytical standards from the project’s host material was not possible due to the presence of occasional fine and coarse gold (up to 700 microns).  Excess assay pulps from previous drilling and trenching programs are stored at a secure location and are available for further analysis should the need arise.

Columbia Project	NI 43-101 Technical Report

14.	DATA VERIFICATION

The validated drill hole database for the Columbia project contains more than 33,600 individual sample intervals, with 30,800 gold assay values.  More than 2,900 check assays have been performed for gold.  In some cases there were as many as 3 repeat assays for a sample.  Over 800 screen fire assays test for coarse gold.

Table 14-1  Columbia Project Gold Assay Totals

Number
Total Sample Intervals	33,633
Gold Assays	30,808
Gold Assays > 0.001 opt	29,232
Fire Assay Check 1	1,940
Fire Assay Check 2	139
Fire Assay Check 3	22
Screen Fire Assay	851
Silver Fire Assays	28302
Silver Check Assays	1678

There are more than 28,000 silver assays with over 1,600 check assays.

14.1	Verification of the Quality Control Program

Error! Reference source not found. shows the relationship between the original assay and the first check assay.  The graph is plotted on a logarithmic scale to highlight the differences at lower grades.  This is significant because lab accuracy is typically near 0.001 opt Au, thus the lower grade samples segregate into rounded values.  The comparison statistics of the original assay (shown on the horizontal axis) and the check show a difference of 0.002 opt Au in the average grade with identical standard deviations.  The correlation coefficient of 0.955 shows exceptionally good reproducibility.

Columbia Project	NI 43-101 Technical Report

Figure 14-1  Check Fire Assay Comparison

Error! Reference source not found. shows the comparison of the original assay with screen fire assays.  The mean and standard deviation of these samples are also very close.  The slightly lower standard deviation of the screen fires may be due to the larger sample volume used for this assay although the effect is subtle.  Again a correlation of 0.98 is exceptionally good.

Figure 14-2  Screen Fire Assay Comparison

Columbia Project	NI 43-101 Technical Report

Based on the high correlation results, original assay values have been used in this study.  This eliminates the possibility of any preferential bias by performing check assays on higher grades, which can increase the probability that the check assay is less than the original.

Columbia Project	NI 43-101 Technical Report

15.	ADJACENT PROPERTIES

15.1	Adjacent Properties

The McDonald Gold Project is approximately five miles north of the Columbia Project  and may be spatially and temporally related to the Columbia mineralization.  The McDonald deposit rests on a thick sequence of Precambrian sedimentary rocks in approximately 1,200 feet of Eocene to Oligocene andesite and felsic ash-flow volcanic rocks that unconformably overlie the Precambrian sediments and host high-level, epithermal gold mineralization.  The deposit geometry is controlled by a combination of lithic- and pumice-rich layers in volcanic tuffs and steeply dipping, intersecting stockworks of quartz-adularia veins of very similar mineralogical composition to those seen at Columbia.  The timing and spatial distribution of the mineralization at McDonald, as at Columbia, is closely related to the volcanic history of the Lincoln area.  Mineralization likely occurred between 39.0 and 37.0 Ma based upon whole-rock K-Ar dates of adularia-altered tuff and biotite K-Ar dates obtained from a post-mineral rhyolite tuff found north of the McDonald area.  At depth, steeply dipping, quartz-adularia veins hosted within andesite of similar composition to that hosting the mineralization at Columbia occur along a northerly axis in line with the Columbia structures to the south.  The McDonald deposit may represent a preserved remnant of a much more laterally extensive ash-flow sheet.  At the Columbia site, this ash-flow sheet has been eroded away leaving only the deep, quartz-adularia vein system intact.

Several non-NI 43-101 compliant resource estimates have been conducted at McDonald, the latest of which was prepared by Canyon Resources in 1998 and is approximately 450 million tons at 0.019 opt Au.  Though permit applications to develop McDonald as an open pit, gold and silver mine were submitted in 1994, development of the property has been stymied by political developments in Montana which, in 1998, banned the use of cyanide, effectively banning the processing scheme.  Future development of the McDonald property remains uncertain.

Columbia Project	NI 43-101 Technical Report

16.	MINERAL PROCESSING AND METALLURGICAL TESTING

Previous mineral processing and metallurgical test work conducted on Columbia Project materials were focused on cyanide-based processing technology.  In 1998, the State of Montana banned the use of cyanide processing associated with new open-pit gold and silver mines, thus eliminating the cyanidization option at Columbia.  Subsequent test work has focused on the use of alternative methods for the recovery of gold and silver. Processing evaluation has been limited to conventional means, including gravity and/or flotation concentration with on or off-site treatment of the concentrate.

16.1	Historical Gravity Test Work

Western Energy Company performed a series of tests on three bulk metallurgical samples obtained from trenches at their in-house metallurgical test facility.  The matrix of tests generally indicated that finer grinding increased gravity recovery of gold and silver.  The three test sizes evaluated were -100 mesh, -65 mesh, and -48 mesh.  Gold recoveries ranged from 65 to 85 percent, whereas silver recoveries ranged from 17 to 79 percent.  Flotation of the de-slimed gravity tailings from two of the samples increased gold recovery 4 to 11 percent and silver recovery by 20 percent.

16.2	Historical Flotation Test Work

Phelps Dodge Mining Company conducted two scoping-level bulk flotation tests on drill hole composites in 1989 which yielded gold and silver recoveries of 81 and 35 percent, respectively.  Phelps Dodge followed up with six additional scoping-level bulk flotation tests.  At least one test on each composite resulted in gold recovery in excess of 90 percent, while silver recoveries ranged from 60 to 85 percent.  This test work was conducted by Phelps Dodge’s in-house metallurgical test facility.

16.3	Mineral Processing

In 2006, Resource Development, Inc. conducted a series of gravity and flotation tests on a bulk metallurgical sample obtained from a trench excavated on the Columbia Vein.  The results of these tests indicated that gravity concentration recovered up to 54 percent of the gold and 15 percent of the silver in the bulk sample.  Flotation of the gravity tailing increased gold recovery to 96 percent, and silver recovery increased to 77 percent.  Recovery utilizing flotation, without gravity concentration, resulted in gold and silver recoveries of 92 percent and 70 percent, respectively.  These results, combined with previous scoping-level tests, indicate that flotation, possibly combined with gravity, are potentially viable recovery processes for Columbia material.  Further test work will be required to optimize these recovery concepts.

Geologic characterization of Columbia mineralization indicates that ores will contain up to 30 percent clay with some samples being entirely clay.  Selection of processing techniques will be optimized to minimize materials handling and comminution issues which may arise due to the presence of this clay.  Crushing and grinding power requirements were estimated by Boliden Allis by testing representative Columbia samples.  Impact Work Indices varied from 8.7 to 11.3 kWh/ton, while Ball Mill Work Indices (150 Mesh) varied from 11.1 to 15.2 kWh/ton.  Abrasion indices varied from 0.0198 lb/kWh to 0.3998 lb/kWh.

Columbia Project	NI 43-101 Technical Report

17.	MINERAL RESOURCE ESTIMATES

17.1	Introduction

Gustavson has developed a three dimensional block model and mineral resource estimate for the Columbia Project.  The previous resource model was built by Phelps Dodge Mining in 1992 and the reports written at that time do not conform to the requirements of National Instrument 43-101.

17.2	Database for Resource Estimation

Gustavson was provided with the drill hole database in a series of text files.  Files provided included:

•	Drill Collar Locations

•	Downhole Survey Measurements

•	Gold Assays

•	Silver Assays

•	Mineral Zone Codes

Other geologic parameters were logged and recorded in the database, however limited correlation between these parameters and gold and silver grades were seen.  More important was a spatial correlation developed by Atna geologists which resulted in seven structural zones with similar grades and spatial orientations.

Sampling and sample preparation methods were well documented as described in Section 13.3.  The original assay certificates were reviewed by Atna and assay values, duplicate assays, and fire screen assays were re-entered into the database.  Gustavson has spot checked approximately 10 percent of the assay certificates and the data entry.

Figure 17-1 shows the drill hole locations and the general outline of the mineralized zones .  The seven zone outlines were developed by Atna geologists based on grade shells developed at an 0.01 opt Au cutoff.  In some cases, such as the Columbia Main Zone, the zone consists of a principal structure with associated mineralized fractures and stockworks.  In other areas, especially the Donnely Main Zone, the zone consists of a number of smaller less defined structures connected by fractures and stockworks.

Columbia Project	NI 43-101 Technical Report

Figure 17-1  Columbia Drilling

17.2.1	Assay Database

Gold values at Columbia were subject to careful analysis as described in Sections 13 and 14.  The rigorous sampling protocols used by each of the companies historically involved in the project have resulted in a very good assay database from which the resource can be estimated.

Based on a statistical evaluation of composite data and discussions with Atna geologists, a composite length of 10 feet was used for the geo-statistical analysis and resource modeling.

Columbia Project	NI 43-101 Technical Report

17.3	Modeling

To constrain the grade estimation, Gustavson created a block model that incorporated the grade shells and zones modeled by Atna, limiting the estimation of gold and silver to those shapes.

17.3.1	Lithology Modeling

The mineralization at Columbia appears to be controlled more by structure than lithology. The rock densities are not sufficiently variable for different lithologies to require inclusion of lithology in the resource model. For these reasons, lithology was not included in the resource model.  It may be important to add lithology if future work indicates the pit slope angle is dependent on rock type.

17.3.2	Mineral Domains / Grade Shells

The analysis of mineralized domains that comprise data with similar characteristics is an important aspect of the modeling process.  The data within a domain behave as a single statistical population, allowing better geostatistical models that produce better estimates of grade.

To create the mineral domains, Atna constructed grade shells by digitizing shapes drawn on 50-foot to 200-foot spaced cross sections, plotted on paper.  The mineralized grade shells were interpreted at 0.05 opt Au and 0.01 opt Au cutoffs, also incorporating geology and structure, creating polygons that were digitized.  The digitized sectional grade polygons were then brought into Surpac Vision 6.1© to create a three dimensional interpretation of the grade shell.  In a second step, new grade polygons were constructed the computer screen on 50-foot to 100-foot intervals along east-west cross sections utilizing a nominal 0.010 opt Au cutoff. Zones of mineralization were carefully constructed to follow mineralized structural trends as outlined in the paper cross sectional interpretation. Mineralized envelopes were limited to one half (½) the distance to the next drill hole or 150 feet down dip and along strike from the last drill hole – whichever was less.

These screen generated sectional polygons were then triangulated to form 3D solids for each of the major mineralized zones (Columbia, Donnely, etc.) and the smaller satellite mineral zones.  These three dimensional zones were then sliced horizontally on 40-foot bench levels and re-interpreted utilizing geology, drill hole assays, and structural information to create the final shells utilized for development of the mineral resource estimate.  Any overlap of shells was eliminated prior to completion of the mineral resource estimate. The grade shells were truncated to topography and to the post-mineral volcanic flow that cover a portion of the central Columbia area. This was done to insure that the post mineral volcanic flow represents a hard un-mineralized boundary in the mineral estimate and that no grade shells extended above the topographic surface.

Columbia Project	NI 43-101 Technical Report

17.3.3	Compositing

Down the hole composites were created from the drillhole database.  Each interval of the drillholes had been previously coded as being located within (or not within) the mineralized group of lithologies.  Down-the-hole length composites were nominally 10 feet in length starting from the hole collar.   All statistics and variography analysis was length weighted to account for any variable composite lengths.

17.3.4	Statistical Analysis

Summary statistics for the seven modeled zones are shown in Table 17-1.

Table 17-1  Columbia Project Summary Gold Composite Statistics

Zone	Number Samples	Au (opt) Average	Au (opt) Std Dev	Au (opt) Variance	Au (opt) Max
Columbia Main	4226	0.0270	0.0764	0.0058	3.100
Columbia North East	79	0.0207	0.0454	0.0021	0.383
Donnely Main	1529	0.0201	0.0415	0.0017	0.619
Donnely North	215	0.0183	0.0313	0.0010	0.278
Donnely South	342	0.0216	0.0350	0.0012	0.416
West Satellite	31	0.0292	0.0353	0.0012	0.126
South Columbia	13	0.0258	0.0280	0.0008	0.101
Grand Total	6435	0.0247	0.0662	0.0044	3.100

Table 17-2  Columbia Project Summary Silver Composite Statistics

Zone	Number Samples	Ag(opt) Average	Ag (opt) Std Dev	Ag (opt) Variance	Ag (opt) Max
Columbia Main	3542	0.1089	0.2557	0.0654	5.460
Columbia North East	74	0.0563	0.0614	0.0038	0.435
Donnely Main	1488	0.0935	0.2641	0.0698	0.175
Donnely North	214	0.0671	0.0512	0.0026	6.300
Donnely South	360	0.0923	0.1181	0.0140	0.345
West Satellite	31	0.1065	0.1151	0.0133	1.405
South Columbia	13	0.0715	0.0477	0.0023	0.530
Grand Total	5722	0.10151	0.24437	0.05971	6.300

Two representative cumulative probability plots are shown for gold in the Columbia Main and Donnely Main mineralized zones.  A complete set of the graphs is in Appendix B

Columbia Project	NI 43-101 Technical Report

Figure 17-2  Cumulative Probability Plots for Columbia and Donnely

The distribution of gold grades within the Columbia and Donnely zones are nearly lognormal with two outlier values greater than 1.0 opt Au which were then capped to 1.0 opt Au.  The other zones exhibit similar behavior.

17.3.5	Variography

Semivariograms, often noted simply as variograms, are a summary of a direct representation of the spatial continuity between data points.  Variograms for most gold deposits are complex and often exhibit poor structure.

Pairwise Relative Semivariograms were analyzed for both gold and silver.  Relative Semivariograms smooth an experimental semivariogram by scaling γ(h) using the mean squared of each pair of points.  This smoothes the graph, making interpretation easier.  The Columbia and Donnely Zones have good data distribution and the variography is relatively well behaved.  The other zones have considerably less data and the variograms for these smaller zones were very difficult to interpret.  Due to the geometric similarity of the smaller zones to the bigger Columbia Main and Donnely Main zones, variogram parameters for the Columbia Main and Donnely main zones were adjusted and used for the sub-parallel adjacent zones.

Indicator variograms were also calculated and modeled for cutoffs at 0.01 and 0.1 opt Au to examine the behavior at those grades. The 0.01 opt Au cutoff, because it is near but below the envisioned economic cutoff of the deposit, and 0.10 opt Au cutoff because it is near the 95th percentile of the data.

Columbia Project	NI 43-101 Technical Report

The Columbia Main Zone exhibits the best behavior.  It appears to consist of one main vein structure and minor sub-parallel satellite zones.  An example of the variogram for the Columbia Main Zone is shown in Figure 17-3.  All directional variograms are in Appendix C.

Figure 17-3  Columbia Main Zone Average Gold Variogram

Modeling (the fitting of a model to the experimental variogram) of these variograms was performed in close cooperation with Atna personnel.

For the gold grade variograms, the nugget effects vary between approximately one third and one half of the total variance.  This implies underlying short range variability in the gold grades and will lead to local smoothing of the grade estimate.  This small scale variability can be seen in the drill hole data although the ore zone is quite persistent between drill holes and cross sections.

Columbia Project	NI 43-101 Technical Report

Table 17-3  Principal Mineralized Zone Variogram Models

	Azimuth Major Axis	Dip Inter Axis	Nugget	Major Range	Inter Range	Minor Range	Sill
Columbia Main	340°	80°W	0.30	100	100	30	0.60
Donnely Main	315°	40°W	0.41	200	160	100	0.38
Silver	0°	85°W	0.20	60	60	40	0.50

17.3.6	Silver

Silver mineralization appears to be more variable than gold.  The variogram ranges are much shorter than for gold, and silver contributes much less to the value of the project.  Silver variograms were only modeled for Columbia Main, and these parameters were used for silver grade estimation in all zones.

17.4	Block Model

A block model covering the Columbia project area was built in the Montana State Plane coordinate system in feet, NAD83, Vertical system is based upon 1927 datum. The model was built and grades estimated using Datamine© software.

17.4.1	Block Model Parameters

The block model was defined to include all drilling and known deposits. The model space is defined as follows (Table 17–4):

Table 17-4  Block Model Definition

	East	North	Elevation
Block size (ft)	20.0	20.0	20.0
Start	598400.0	196400.0	5200.0
Number	160	400	75

The vertical block model size is commonly defined by the mining equipment expected to be used to mine the deposit.  The horizontal dimensions of the blocks are commonly defined as one fourth to one third of the nominal drill hole spacing of the exploration program.  Although the deposit is drilled with variable density, the spacing of holes within the mineralized zones is between 50 and 100 ft both along and across strike.  In the principal mineralized zones, spacing is close to 50 by 50 ft. thus the 20 foot square block is supported by the data, while being adequately representative of bulk mining methods.

Columbia Project	NI 43-101 Technical Report

17.4.2	Topography

Topography was based on aerial photo work circa 1990. Data were provided by Atna as both 3 dimensional contour lines and as a triangular mesh or wireframe.  This wireframe was used to truncate the vertical extent of the model.

17.4.3	Acid Rock Drainage Classification

Although there are sulfides (principally pyrite) within the rocks at the Columbia project, there is buffering capacity from the propylitic alteration of the andesites.  Existing waste dumps and adits are not generating acidic drainage.  Gustavson did not address sulfur or potential for acid rock drainage.  Static acid base analysis (ABA) testing should be included as part of future drilling campaigns.

17.4.4	Metallurgical Recovery Model

Preliminary work performed by Resource Development Incorporated (“RDI") of Wheat Ridge Colorado indicates that it is possible to process the Columbia ore through a mill producing a gravity concentrate and a flotation concentrate with a combined gold recovery of between 93% and 96%, and a combined silver recovery of between 72% and 77%.

The concentrate could be either processed on site, or shipped off site to another Atna operation or to a custom refiner for final gold production, avoiding the use of cyanide at the mine and mill site.

17.4.5	Structures

Seven mineralized zones or grade shells were developed by Atna geologists.  The outlines of the zones were developed on cross-sections and “wireframed” to create 3 dimensional shapes that have been included in the block model.  The block model was coded based on these shapes. The code was used to control grade estimation, using similarly coded composites in the estimate.

17.4.6	Grade Model

Gold grades were estimated using a variety of methods.  Six estimates were made for statistical and graphical comparison to the drill data.  These methods are:

•	Nearest neighbor

•	Inverse distance to the 2nd power

•	Inverse Distance to the 2.5 power

•	Inverse Distance to the 3rd power

•	Ordinary Kriging

Columbia Project	NI 43-101 Technical Report

•
Mixed Kriging.  This separated the grades into 3 subsets using two indicators, one at 0.01 opt Au and one at 0.10 opt Au.  Sub grade material (below 0.01 opt) was not included and high grade was added as a proportion at a fixed grade to avoid overextending high grades samples.

17.4.6.1          Estimation Plan

The gold grade was estimated with two search passes.  The first pass used 110% of the variogram range and required 2 independent drill holes to define measured and indicated resources.  The distinction between measured and indicated was made based on a cutoff of estimation variance from the ordinary kriging estimate.  Each mineralized zone was estimated independently using the samples from the zone and altering the search anisotropy to best match the orientation of the mineralization.

Silver was estimated in all zones using an average variogram model and search parameters.

Inferred resources for both gold and silver were estimated in a single pass where measured resources were not estimated.  The silver estimate doubled the search distance and only required one drill hole to make an estimate.  Inferred gold grades used 150% of the measured and indicated distance and only required one drill hole.

Table 17-5  Columbia Project Estimation Parameters

	Azimuth Major Axis	Dip Inter Axis	Major Range (ft)	Inter Range (ft)	Minor Range (ft)	Min Num Samps	Max Num Samps
Columbia Main	340°	65°W	120	120	40	5	12
Columbia North East	340°	65°W	120	120	40	5	12
Donnely Main	350°	70°W	140	140	50	5	12
Donnely North	20°	54°E	140	140	50	5	12
Donnely South	14°	72°W	140	140	50	5	12
West Satellite	0°	90°	140	140	50	5	12
South Columbia	340°	85°W	120	120	40	5	12
Au Inferred	350°	85°W	180	180	60	3	12
Silver	0°	85°W	70	95	50	5	12
Silver Inferred	0°	85°W	140	190	100	3	12

17.4.7	Bulk Density

An average in-place density was assigned to all blocks below topography.  The densities are based on a study completed in 1990, and are reference to earlier work.

Columbia Project	NI 43-101 Technical Report

Table 17-6  Rock Density by Alteration

Alteration	Density (specific gravity)	Tonnage Factor (ft3/ton)	Percent of Deposit
Silicified	2.52	12.70	46.90
Argillic	2.29	14.00	43.10
Propyllitic	2.45	13.10	10.00
Average Used	2.39	13.40

17.5	Model Checks

Gustavson performed a thorough check of the models created, using several methods.  This included using the variogram parameters to calculate the expected variance of the deposit based on the point to block variance.

Based on the cross sectional comparison of the model with the drill holes and on the variance of the estimated grades within the model, the inverse distance 2.5 model was selected as the best overall representation of the data at this time.

17.5.1	Visual Inspection of Models

The model was plotted on plan and in section to compare estimated grade to the drill hole location and grades.  Examples of the cross sections are shown in Figures 17-4 and 17-5 and a complete set of cross sections is in Appendix D.

Columbia Project	NI 43-101 Technical Report

Figure 17-4  Block Model Cross-Section Columbia-Donnely Area

Figure 17-5  Block Model Cross-Section

Columbia-Donnely-Columbia NE

Columbia Project	NI 43-101 Technical Report

17.6	Resource Classification and Search

The mineral resource was placed into categories based on the search criteria presented in Table 17-5.  The classification of measured and indicated categories is based on an estimation variance cutoff of 0.30 opt Au.  This was confirmed by visual inspection of the cross sections, plotting the estimation variance and proximity to drill holes.  Figure 17-6 shows the classification compared to the proximity to drill holes.

Figure 17-6  Cross Section of Resource Classification

17.7	Mineral Resource Statement

Using Inverse Distance to the 2.5 Power weighting algorithm, Gustavson estimates a mineral resource of over 970,000 ounces of gold in the measured and indicated categories at a 0.010 opt Au cutoff grade.  Additionally, there are over 600,000 ounces of gold estimated in the inferred category. Table 1.1 summarizes Gustavson’s Columbia Project Resource at several cutoff grades:

Columbia Project	NI 43-101 Technical Report

Table 17-7  Estimated Mineral Resource

Cutoff Grade
Classification	(Au opt)	tons	Au grade (opt)	oz AU	Au grade (opt)	oz AG

Measured	0.01	10,438,629	0.0313	326,720	0.116	1,213,350
Indicated		22,400,641	0.0288	644,555	0.093	2,074,115
M+I		32,839,270	0.0296	971,275	0.100	3,287,465
Inferred		22,971,429	0.0273	627,887	0.083	1,898,632

Measured	0.02	5,370,167	0.0474	254,446	0.155	831,099
Indicated		11,294,459	0.0431	487,227	0.116	1,304,384
M+I		16,664,626	0.0445	741,673	0.128	2,135,483
Inferred		10,705,234	0.0424	453,571	0.097	1,035,787

Measured	0.05	1,442,964	0.0934	134,748	0.249	359,544
Indicated		2,488,828	0.0888	220,938	0.175	435,878
M+I		3,931,793	0.0905	355,730	0.202	795,422
Inferred		2,235,930	0.0856	191,443	0.117	261,737

Note:  The estimation method for Table 17-7 is inverse distance to the 2.5 power. Numbers in the table may not precisely total due to rounding errors

17.8	Cut off grade Analysis

The cutoff grades correspond to grades used in previous estimates for easy comparison.  The expected cutoff is between 0.010 and 0.020 opt Au equivalent.  The cutoff grades reported have not been precisely defined pending more thorough metallurgical work and project feasibility study.  Typical costs and cutoff grade calculations for a open pit mine are shown in Table 17-8.

Table 17-8  Typical Cutoff Grade and Costs

Assumed Columbia Costs**
Milling cost	$6.70
Conc. transport @ 5:1 ratio	$0.03	$/ton ore
Tailings	$0.30	"/ton ore
General Admin	$1.30
Processing Cost to Calculate Cutoff	$8.33	$/ton ore

Gold Price *	$810.00
Deducts on Gold
Treatment Charges and Refining Charges	$62.00	$/oz
Royalty	3%
% Payable by Refiner	98%
Recovery	93%

Realized Price	$661.28	$/oz au

cutoff opt Au	0.013

** Estimated costs provided by Atna
* Gold price is 3 year trailing average as of September 2009.

Columbia Project	NI 43-101 Technical Report

18.	OTHER RELEVANT DATA AND INFORMATION

18.1	Summary of Phelps Dodge Mining Company 1991 Feasibility Study

In 1991, Phelps Dodge Mining Company completed a Feasibility Study assessing the viability of developing Columbia (then-named Seven-Up Pete) Property as a 1.353 million-ton per year, open-pit mine and milling operation.  The deposit, modeled prior to the existence of NI 43-101 contained a mineralized inventory of 13.924 million tons at 0.061 opt Au or approximately 849,000 ounces of gold.  The potential minable reserve was estimated at 9.483 million tons at 0.060 opt Au at a 3.3:1 waste-to-ore ratio.  Gold recovery was estimated at 92 percent yielding approximately 521,000 ounces of gold recovered.  The 4,400 ton per day milling operation as envisioned would require an average production of 13,500 tons of ore and waste mined over an estimated 7.7 year mine life.  Ore processing assumed crushing, grinding, and carbon-in-pulp adsorption followed by subaerial tailings deposition.  Gold and silver were to be recovered from strip solution via conventional electrowinning and smelted to produce dore bullion.

The Base Case economics evaluation in the Phelps Dodge study assumed gold and silver prices of $350/oz and $4/oz, respectively.  Total capital costs were estimated to be $52.3 million, while operating costs were estimated to be $11.8 per ton of ore including $1.71 for mining, $6.55/ton for processing, and $1.00 per ton for G&A.  The economic evaluation of the project yielded an IRR of 0.97% and a negative NPV of $26.2 million at a 15 percent discount rate.  Sensitivity analyses performed in the study indicated that the project required a gold price exceeding $450/oz to produce an IRR above 15%.

While the 1991 Feasibility Study showed the project to be marginally economic, Phelps Dodge continued its development work in an effort to increase the size of the resource, improve mining methods to reduce dilution, and lower costs overall. The Columbia Project was placed on hold after discovery of the much larger McDonald deposit to the north.  Columbia was viewed as a potential satellite operation to McDonald. All development activities ceased after passage of the State of Montana’s regulations barring the use of cyanide at any new open pit metal mines in the state.

The Phelps Dodge Feasibility Study discussed above is not compliant with NI 43-101 standards and was carried out by internally by Phelps Dodge Mining Company in 1991. This study has no bearing on the potential economic viability of the mineral resources reported in this technical report and is included for historical background information. The mineral resources reported in this Technical Report do not have any feasibility study level work completed, and are not minable reserves. The mineral resources (or a portion there of) within this report may or may not be minable.

Columbia Project	NI 43-101 Technical Report

19.	INTERPRETATION AND CONCLUSIONS

The Columbia Project has a measured and indicated resource at minable grades of nearly 970 thousand contained ounces of gold and over 2 million ounces of silver (0.010 opt Au cut off).  Further exploration drilling has the potential to increase this total between and peripheral to the defined mineralized zones.  At this size, the Columbia project has the potential to be economically viable as an open pit operation with conventional milling.

To make the transition to development, the following items will need to be analyzed:

•
Metallurgical testing of samples from various parts of the deposit will be required to confirm the overall metal recoveries and to design the gold recovery circuit.  This will require some large diameter core holes to produce a sufficient quantity of ore for the testing.

•
Additional drilling is needed.  This will including twinning some of the reverse circulation holes with core holes to confirm the grade and character of the mineralization, as well as infill and offset holes to complete the exploration of the deposit.

•	A thorough review of the permitting needs of the project is needed to assure the project can be brought into production.

Columbia Project	NI 43-101 Technical Report

20.	RECOMMENDATIONS

To move this project toward production Gustavson recommends that work be initiated toward a pre-feasibility study of the proposed operation.  This work will require the following tasks to be completed.

•	Identify the permit requirements for a project of this type in the current regulatory environment and commence preliminary permitting efforts.
•	Acquisition of adequate metallurgical samples which may require drilling up to 8 large holes (PQ diameter) at an estimated average depth of 400 feet. Estimated cost 300 thousand dollars.
•	Exploration core drilling (NX diameter) of up to 20 holes at an average depth of 600 feet. Estimate cost 900 thousand dollars.
•	Metallurgical test work of at least 4 composite samples. Estimated cost 60 thousand dollars.
•	Pre-feasibility study including pit design, preliminary plant design, capital and operating cost estimates, and adequate to report a minable reserve. Estimated cost 250 thousand dollars.

Columbia Project	NI 43-101 Technical Report

21.	REFERENCES/BIBLIOGRAPHY
Geology

Bartlett, M.W., Enders, M. S., Volberding, J. E., and Wilkinson, W. H., 1995, The Geology of the McDonald Gold Deposit: Geology and Ore Deposits of the American Cordillera, Symposium Proceedings, Geological Society of Nevada, U.S. Geological Survey, Sociedad Geologica de Chile, pp 981-1000.

Enders, M. S., Bartlett, M. W., Coffin, G. C., Volberding, J. E., and Young, D. P., Discovery of the McDonald Gold Deposit:  Mining Engineering, v. 47, no. 10, pp 916-921.

Johnson, L.M., Volberding, J.E., and Womack, R.W., 1997, Geotechnical Case Study of the Seven-Up Pete Joint Venture: Mine, Design, Operations, and Closure Conference, Mine Waste Technology Program

Cannon, Bart, 1988, Results of Mineralogical and Microprobe Analysis of Drill Core: Internal Memorandum, Western Energy Company

White, R.O., 1989, Comments and Notes on Seven-Up Pete Geology: Internal Memorandum, Phelps Dodge Mining Company

Forrester, J.D., 1989, Petrography – Seven Up Project MT: Internal Memorandum, Phelps Dodge Mining Company

Sampling and Analysis

Volberding, J.E., 1992, Assaying Procedure for the Seven-Up Pete Project: Internal Memorandum, Phelps Dodge Mining Company

Rood, E.A., 1990, Quality Control Check Assays/Seven-Up Project, Lincoln, MT:  Internal Memorandum, Phelps Dodge Mining Company

Rood, E.A., 1989, Summary of Coarse Gold/Silver Occurrences in the Seven-Up/Lincoln Project:  Internal Memorandum, Phelps Dodge Mining Company

Rood, E.A., 1989, Fire Assay Analytical Variance: Internal Memorandum, Phelps Dodge Mining Company

Founie, A., 1989, Seven-Up Pete Check Samples, Internal Memorandum, Addwest Gold Corp.
Pitard, F.F., 1989, The Study of Heterogeneity of Gold in Reverse Circulation Drill Rejects, Lincoln Project, Seven-Up Area, Addwest Gold:  Internal Report, Pierre Gy & Francis Pitard Sampling Consultants

Cox, R.S., 1991, Geochemical and Assay Aspects of the Seven-Up and McDonald Meadows Projects in Montana:  Internal Report, Phelps Dodge Mining Company

Noble, A.C., 1990, Review of Fire Versus Screen-Fire Assay Results, 7-Up Project, Phelps Dodge Corporation:  Internal Report, Pincock, Allen & Holt, Inc.

Columbia Project	NI 43-101 Technical Report

Metallurgy and Mineral Processing

Stine, S.R., 2005, Summary of Seven-Up Pete Project Historical Gravity and Flotation Testing Results: Internal Report, Canyon Resources Corporation

Dinter-Brown, L., 1990, Seven-Up Project, Test Report, Rod Mill Grindability at 14 mesh, Ball Mill Grindability at 100 and 150 mesh, Abrasion Test and High Energy Impact Test:  Internal Report, Boliden Allis Corportion

Malhotra, D., 2006, Canyon Resources Corporation, Metallurgical Testing of Seven-Up Pete Ore: Internal Report, Resource Development Incorporated

Feasibility Studies

Enders, et al, 1991, Seven-Up Pete Project Feasibility Study: Internal Report, Phelps Dodge Mining Company

Volberding, et al, 1993, Preliminary Feasibility Study for Developing the Seven-Up Pete Deposit as a Satellite to the McDonald Project: Internal Report, Phelps Dodge Mining Company

Danio, J.R., 1999, Seven-Up Pete Project, Pre-Feasibility Study: Internal Report, Canyon Resources Corporation

Land Related References

Ferguson, Fred, Jr., Title Opinion for the Seven Up Pete Property. Unpublished Magma Copper Company letter, dated 2/1/1991.

Gowen, Russ, examiner, First American Title Insurance Company Commitment for Title Insurance No. H-475567 for the Seven Up Pete Property, dated 5/15/1991.

Gowen, Russ, examiner, First American Title Insurance Company Commitment for Title Insurance No. J-180660, for Anne M. Tenney u/d/t dated March 17, 1992 for 50% interest in Monroe and Reliable patented claims of the Seven Up Pete Property, dated 5/24/1993.

Gowen, Russ, examiner, First American Title Insurance Company Commitment for Title Insurance No. 869169-2ND for 100% interest in the Curtis/Thor group of claims and 50% interest in Monroe and Reliable patented claims of the Seven Up Pete Property, dated 4/22/2008.

Schaefer, Hugh V., Title Opinion for the Seven Up Pete Property. Unpublished Phelps Dodge Mining Company letters, dated 8/15/1991 and 8/29/1991.

Columbia Project	NI 43-101 Technical Report

22.	DATE AND SIGNATURE PAGES

William J Crowl
Vice President, Mining
Gustavson Associates, LLC
274 Union Blvd, Suite 450
Lakewood, Colorado   80228
Telephone:  720-407-4062
Facsimile:  720-407-4067
Email: wcrowl@gustavson.com

CERTIFICATE of AUTHOR

I, William J. Crowl do hereby certify that:

1.	I am currently employed as Vice President, Mining by Gustavson Associates, LLC at:

274 Union Boulevard
Suite 450
Lakewood, Colorado  80228

2.
I am a graduate of the University of Southern California with a Bachelor of Arts in Earth Science (1968), and a MSc. In Economic Geology from the University of Arizona in 1979, and have practiced my profession continuously since 1973.

3.	I am a registered Professional Geologist in the State of Oregon (G573) and am a member in good standing of the Australian Institute of Mining and Metallurgy and the Society of Economic Geologists.

4.
I have worked as a geologist for a total of 36 years since my graduation from university; as a graduate student, as an employee of a major mining company, a major engineering company, and as a consulting geologist.

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.
I am responsible for the preparation of the technical report titled “NI 43-101 Technical Report on the Columbia Project Lewis and Clark County, Montana,” dated October 16, 2009 (the “Technical Report”).  No personal visit to the subject property was conducted by me.

7.	I have personally completed an independent review and analysis of the data and written information contained in this Technical Report.

8.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.
I do not hold, nor do I expect to receive, any securities or any other interest in any corporate entity, private or public, with interests in the properties that are the subject of this report or in the properties themselves, nor do I have any business relationship with any such entity apart from a professional consulting relationship with the issuer, nor to the best of my knowledge do I have any interest in any securities of any corporate entity with property within a two (2) kilometer distance of any of the subject properties.

Columbia Project	NI 43-101 Technical Report

10.	I am independent of Atna Resources Ltd. in accordance with Section 1.4 of NI 43-101.

11.	I have read National Instrument 43-101 and Form 43-101, and the Technical Report has been prepared in compliance with that instrument and form.

12.
I consent to the filing of the Technical Report with any stock exchanges or other regulatory authority and any publication by them, including electronic publication in the public company files on the websites accessible by the public, of the Technical Report.

Dated this 16th day of October, 2009.

/s/ William J. Crowl
Signature of Qualified Person

“William J. Crowl”
Print name of Qualified Person

Columbia Project	NI 43-101 Technical Report

Donald E. Hulse
Principal Mining Engineer
Gustavson Associates, LLC
274 Union Blvd, Suite 450
Lakewood, Colorado   80228
Telephone:  720-407-4062
Facsimile:  720-407-4067
Email: dhulse@gustavson.com

CERTIFICATE of AUTHOR

I, Donald E. Hulse do hereby certify that:

1.	I am currently employed as Vice President, Mining by Gustavson Associates, LLC at:

274 Union Boulevard
Suite 450
Lakewood, Colorado  80228

2.	I am a graduate of the Colorado School of Mines with a Master of Science in Mining Engineering (1982), and have practiced my profession continuously since 1983.

3.	I am a registered Professional Engineer in the State of Colorado (35269).

4.	I have worked as a mining engineer for a total of 26 years since my graduation from university; as an employee of a major mining company, a major engineering company and as a consulting engineer.

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.
I am responsible for the preparation of the technical report titled “NI 43-101 Technical Report on the Columbia Project Lewis and Clark County, Montana,” dated October 16, 2009 (the “Technical Report”).  A personal visit of the subject property was conducted in August, 2009.

7.	I have personally completed an independent review and analysis of the data and written information contained in this Technical Report.

8.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.
I do not hold, nor do I expect to receive, any securities or any other interest in any corporate entity, private or public, with interests in the properties that are the subject of this report or in the properties themselves, nor do I have any business relationship with any such entity apart from a professional consulting relationship with the issuer, nor to the best of my knowledge do I have any interest in any securities of any corporate entity with property within a two (2) kilometer distance of any of the subject properties.

10.	I am independent of Atna Resources Ltd. in accordance with Section 1.4 of NI 43-101.

Columbia Project	NI 43-101 Technical Report

11.	I have read National Instrument 43-101 and Form 43-101, and the Technical Report has been prepared in compliance with that instrument and form.

12.
I consent to the filing of the Technical Report with any stock exchanges or other regulatory authority and any publication by them, including electronic publication in the public company files on the websites accessible by the public, of the Technical Report.

Dated this 16th day of October, 2009.

/s/ Donald E. Hulse
Signature of Qualified Person

“Donald E. Hulse”
Print name of Qualified Person

Columbia Project	NI 43-101 Technical Report

23.	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

Section not required for this initial NI43-101 technical report on the mineral resources of the Columbia Project, Montana.

Columbia Project	NI 43-101 Technical Report

CONSENTS OF AUTHORS

20 October, 2009

British Columbia Securities Commission

Dear Sirs/Mesdames:

RE:	Atna Resources Ltd.: Consent of William J. Crowl, regarding “Technical Report for the Columbia Project”, and references thereto.

I, William J. Crowl, do hereby consent to the public filing of the subject data reviewed in the Technical Report entitled “NI 43-101 Technical Report on the Columbia Project Lewis and Clark County, Montana,” dated 16 October, 2009 and posted on SEDAR on 21 October, 2009, and extracts from or a summary of the Technical Report, and I consent to the use of the Technical Report in the ongoing exploration, development and financing of the Briggs Project.

I have read the written disclosure being filed and agree that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 20th day of October, 2009

Signature of Qualified Person
William J. Crowl, Professional Geologist

5757 Central Ave   Suite D   Boulder, CO 80301 USA   +1 (303) 443-2209   FAX +1 (303) 443-3156
Mining Office: 274 Union Boulevard  Suite 450  Lakewood, CO 80228 USA +1 (720) 407-4062  FAX +1 (720) 407-4067
http://www.gustavson.com          gustavson@gustavson.com

20 October, 2009

British Columbia Securities Commission

Dear Sirs/Mesdames:

RE:	Atna Resources Ltd.: Consent of Donald E. Hulse, regarding “Technical Report for the Columbia Project”, and references thereto.

I, Donald E. Hulse do hereby consent to the public filing of the subject data reviewed in the Technical Report entitled “NI 43-101 Technical Report on the Columbia Project Lewis and Clark County, Montana,” dated 16 October, 2009 and posted on SEDAR on 21 October, 2009, and extracts from or a summary of the Technical Report, and I consent to the use of the Technical Report in the ongoing exploration, development and financing of the Briggs Project.

I have read the written disclosure being filed and agree that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 20th day of October, 2009

Signature of Qualified Person
Donald E. Hulse, Professional Engineer

5757 Central Ave   Suite D   Boulder, CO 80301 USA   +1 (303) 443-2209   FAX +1 (303) 443-3156
Mining Office: 274 Union Boulevard  Suite 450  Lakewood, CO 80228 USA +1 (720) 407-4062  FAX +1 (720) 407-4067
http://www.gustavson.com          gustavson@gustavson.com

Columbia Project	NI 43-101 Technical Report

APPENDICES

Columbia Project	NI 43-101 Technical Report

Appendix A

Drill Hole List

Columbia Project	NI 43-101 Technical Report

DH_ID	DH_Type	Target_Area
PD-90-188	RC
PD-90-176	RC
PD-90-173	RC
PD-072	RC
PD-066	RC	Donnely
PD-064	RC
PD-050	RC
PD-052	RC
PD-90-175	RC
PD-068	RC	Donnely
PD-070	RC
PD-041	RC
PD-062	RC	Donnely
PD-060	RC
7UP-T079	Trench
CM-030	RC
PD-090	RC	Donnely
PD-091	RC	Donnely
PD-092	RC	Donnely
CM-029	RC	Donnely
PD-058	RC	Donnely
PD-054	RC	Donnely
PD-90-181	RC
PD-037	RC
PD-061	RC
PD-057	RC
7UP-T080	Trench
CM-028	RC	Donnely
PD-90-184	RC
PD-90-182	RC
7UP-T078	Trench
CM-027	RC	Donnely
PR-92-213	RC	Donnely
CM-025	RC
PD-90-185	RC
PR-92-214	RC	Donnely
PD-90-183	RC
PD-019	RC

Columbia Project	NI 43-101 Technical Report

DH_ID	DH_Type	Target_Area
PD-048	RC	Donnely
PD-017	RC
PD-033	RC
PD-023	RC
PD-90-168	RC
PR-92-212	RC	Donnely
PR-92-218	RC
BS-III-4	Trench	Columbia
BS-III-3	Trench	Columbia
PD-056	RC
PD-015	RC
PD-013	RC
PD-087	RC
PD-009	RC
PD-011	RC
PD-069	RC
BS-III-2	Trench	Columbia
PD-90-205	RC	Donnely
BS-III-1	Trench	Columbia
PD-90-151	RC
PD-90-155	RC
PD-90-166	RC
CM-024	RC
PD-90-153	RC
PD-002	RC
PD-90-171	RC
PD-005	RC
PD-004	RC
PD-006	RC
PD-001	RC
PD-90-149	RC
PD-003	RC
PD-073	RC
PR-92-209	RC	Donnely
PR-92-216	RC
PR-92-217	RC
PR-92-215	RC
7UP-211A	Core
7UP-211	RC
PD-90-147	RC

Columbia Project	NI 43-101 Technical Report

DH_ID	DH_Type	Target_Area
PD-90-152	RC
CM-023	Core
7UP-T042	Trench
7UP-210A	RC
7UP-210	RC
PD-90-145	RC
PD-90-157	RC	Donnely
PD-90-163	RC	Donnely
PD-90-141	RC
PD-90-143	RC	Donnely
PD-045	RC
PD-077	RC
7UP-249	RC
7UP-022A	RC
BS-IV-2	Trench	Columbia
CM-022	Core
DC-010	Core
7UP-T027	Trench
BS-IV-1	Trench	Columbia
7UP-T041	Trench
PD-90-161	RC	Donnely
PD-90-164	RC
PD-90-146	RC	Donnely
PD-90-148	RC
7UP-209A	RC
7UP-209	RC
7UP-248	RC
7UP-247A	RC
7UP-247	RC
7UP-208	RC
7UP-208A	RC
7UP-T053	Trench
7UP-T017	Trench
PD-025	RC
PD-021	RC
PD-90-162	RC
PD-029	RC
PD-027	RC
PD-049	RC	Donnely
PD-053	RC	Donnely

Columbia Project	NI 43-101 Technical Report

DH_ID	DH_Type	Target_Area
PD-90-154	RC	Donnely
PR-92-208	RC
7UP-245	RC
7UP-245A	RC
7UP-246	RC
PR-92-206	RC
7UP-244	RC	Donnely
7UP-049A	RC	Donnely
7UP-049B	RC	Donnely
7UP-049	RC	Donnely
PD-90-165	RC	Donnely
PD-088	RC
PD-90-150	RC	Donnely
7UP-207	RC
7UP-207A	RC
PD-098	RC	Donnely
7UP-T026	Trench
7UP-243	RC
PR-92-207	RC
7UP-241	RC
7UP-241A	RC
7UP-242	RC
7UP-206	RC
7UP-206A	RC
PD-035	RC
PD-031	RC
PD-051	RC	Donnely
7UP-T018	Trench
PD-90-158	RC	Donnely
PD-059	RC	Donnely
PD-055	RC	Donnely
PD-047	RC	Donnely
7UP-T049	Trench	Donnely
PD-039	RC
PD-043	RC
7UP-T052	Trench
7UP-240	RC
7UP-239A	RC
7UP-239	RC
7UP-238	RC	Donnely

Columbia Project	NI 43-101 Technical Report

DH_ID	DH_Type	Target_Area
7UP-275	RC
7UP-237	RC
PD-90-135	RC
7UP-T048	Trench	Donnely
PD-90-139	RC	Donnely
PD-089	RC
PD-90-137	RC	Donnely
7UP-204A	RC
7UP-204	RC
7UP-205	RC	Donnely
7UP-205A	RC	Donnely
DC-007	Core
DC-003	Core	Donnely
7UP-T040	Trench
CM-020	Core
7UP-216	Core
DC-004	Core
7UP-T025	Trench	Donnely
PR-92-210	RC
7UP-214A	Core
7UP-214	Core
7UP-T020	Trench
7UP-T039	Trench
7UP-T030	Trench
7UP-235	RC	Donnely
7UP-236	RC
7UP-044	RC	Donnely
7UP-044A	RC	Donnely
PD-067	RC
PD-063	RC
7UP-T047	Trench	Donnely
PD-071	RC
PD-075	RC
PD-079	RC	Donnely
7UP-T051	Trench
PD-076	RC	Donnely
CM-019A	Core
CM-019	Core
7UP-233	RC
7UP-T019	Trench

Columbia Project	NI 43-101 Technical Report

DH_ID	DH_Type	Target_Area
7UP-234	RC
7UP-274	RC
DC-009	Core
7UP-T038	Trench
7UP-219	Core
COL-006	Core
7UP-203	RC
7UP-215	Core	Donnely
7UP-215A	Core
7UP-263	RC	Donnely
7UP-T037	Trench
7UP-T029	Trench	Donnely
7UP-262	RC
7UP-264	RC
7UP-265	RC
7UP-231	RC	Donnely
7UP-232	RC
7UP-266	RC
PC-90-107	Core	Donnely
7UP-267	RC
7UP-268	RC
7UP-043	RC	Donnely
7UP-043A	RC	Donnely
7UP-261	RC
CM-026	RC
7UP-T021	Trench
7UP-260	RC
CM-017	Core
7UP-T046	Trench	Donnely
PD-086	RC	Donnely
PC-90-104	Core
PC-90-105	Core
PC-90-103	Core
PC-90-108	Core
PC-90-106	Core
COL-003	Core
PD-90-133	RC	Donnely
7UP-259	RC
CM-031	RC
7UP-T016	Trench

Columbia Project	NI 43-101 Technical Report

DH_ID	DH_Type	Target_Area
7UP-255	RC
CM-015	Core
7UP-015A	RC
PC-90-109	Core
7UP-230	RC
7UP-254	RC
7UP-258	RC
7UP-253	RC
7UP-273	RC
BS-II-8	Trench	Columbia
7UP-256	RC
7UP-229	RC	Donnely
7UP-T043	Trench	Donnely
7UP-T028	Trench
WALL	Trench	Columbia
DC-001	Core
7UP-042A	RC	Donnely
7UP-042	RC	Donnely
7UP-257	RC
7UP-T022	Trench
DC-008	Core
D9-9	Trench	Columbia
COL-004	Core
D9-8	Trench	Columbia
7UP-T015	Trench
BS-II-3	Trench	Columbia
7UP-T065	Trench	Donnely
7UP-202A	RC
7UP-202	RC
7UP-228	RC	Donnely
7UP-272	RC
DC-002	Core
COL-005	Core
D9-7B	Trench	Columbia
BS-II-7	Trench	Columbia
PD-046	RC
D9-7	Trench	Columbia
PD-083	RC	Donnely
7UP-T056	Trench	Donnely
7UP-T023	Trench

Columbia Project	NI 43-101 Technical Report

DH_ID	DH_Type	Target_Area
D9-6	Trench	Columbia
D9-5	Trench	Columbia
7UP-227	RC
7UP-T036	Trench
COL-002	Core
BS-II-2	Trench	Columbia
COL-001	Core
PR-92-211	RC
7UP-201A	RC
7UP-201	RC
D9-3	Trench	Columbia
D9-4	Trench	Columbia
7UP-041	RC	Donnely
7UP-041A	RC	Donnely
7UP-T024	Trench
BS-II-1	Trench	Columbia
7UP-T066	Trench	Donnely
7UP-271	RC
CM-013A	Core	Donnely
CM-013	Core
7UP-226	RC
7UP-T007	Trench
D9-2	Trench	Columbia
D9-1	Trench	Columbia
7UP-T045	Trench	Donnely
7UP-217A	Core	Donnely
7UP-217	Core	Donnely
PD-084	RC	Donnely
7UP-225	RC	Donnely
DC-005	Core	Donnely
7UP-224	RC
7UP-270	RC
DC-006	Core	Donnely
7UP-200	RC	Donnely
DC-006A	Core	Donnely
CM-012	Core	Donnely
7UP-040A	RC	Donnely
7UP-040	RC	Donnely
7UP-T035	Trench
7UP-T067	Trench	Donnely

Columbia Project	NI 43-101 Technical Report

DH_ID	DH_Type	Target_Area
7UP-223	RC
RD-001	RC
7UP-222A	RC	Donnely
7UP-222	RC	Donnely
PD-90-160	RC
PD-074	RC	Donnely
7UP-T033	Trench
7UP-T068	Trench	Donnely
7UP-221A	RC	Donnely
7UP-221	RC	Donnely
7UP-269	RC
CM-011A	Core
CM-011	Core
7UP-039A	RC	Donnely
7UP-039	RC	Donnely
7UP-T032	Trench
PD-90-159	RC	Donnely
7UP-T044	Trench
PD-040	RC
PD-90-125	RC
PD-038	RC
PD-90-156	RC
PD-085	RC
PD-081	RC
7UP-T031	Trench
7UP-220A	RC
7UP-220	RC	Donnely
PD-90-127	RC
PD-90-142	RC
PD-90-144	RC
PD-90-123	RC
PD-90-121	RC	Donnely
CM-007A	Core	Donnely
CM-007	Core	Donnely
PD-016	RC
PD-90-174	RC
PD-014	RC
PD-018	RC
PD-010	RC	Donnely
PD-008	RC

Columbia Project	NI 43-101 Technical Report

DH_ID	DH_Type	Target_Area
PD-007	RC
7UP-T060	Trench
PD-90-167	RC	Donnely
PD-012	RC
PD-90-172	RC
PD-044	RC
PD-90-126	RC	Donnely
PD-90-130	RC
PD-90-124	RC
PD-90-128	RC
PD-90-179	RC
PD-90-122	RC	Donnely
7UP-T071	Trench
7UP-T072	Trench
PD-90-169	RC
PD-065	RC
PD-90-170	RC
PD-022	RC
PD-026	RC	Donnely
PD-020	RC
PD-024	RC
PD-036	RC	Donnely
7UP-T062	Trench
7UP-T061	Trench
PD-042	RC	Donnely
BS-I-1	Trench	Columbia
7UP-T073	Trench	Donnely
PD-034	RC
7UP-T070	Trench
PD-90-136	RC
PD-90-129	RC	Donnely
PD-90-120	RC
PD-90-134	RC	Donnely
PD-90-132	RC
CM-005	Core	Donnely
CM-002	Core	Donnely
CM-001	Core
7UP-T063	Trench
PD-030	RC	Donnely
PD-080	RC

Columbia Project	NI 43-101 Technical Report

DH_ID	DH_Type	Target_Area
PD-028	RC	Donnely
PD-032	RC
PD-082	RC	Donnely
7UP-T074	Trench
PD-90-131	RC
PD-90-140	RC	Donnely
PD-90-138	RC
PD-093	RC
PD-095	RC
PD-094	RC
PD-078	RC
PD-096	RC
PD-097	RC
PD-100	RC
PD-099	RC
PD-101	RC
PD-102	RC

Columbia Project	NI 43-101 Technical Report

Appendix B
Composite Statistics by Zone

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Appendix C
Variography for Principal Zones

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Appendix C
Part 1

Columbia Main Zone
Variogram Models

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Columbia Project	NI 43-101 Technical Report

Appendix C
Part 2

Donnely Main Zone
Variogram Models

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Columbia Project	NI 43-101 Technical Report

Appendix D
Block Model Cross Sections

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